Exhibit 99.2

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2013 and 2012 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, and the related consolidated statements of comprehensive income, change in stockholders’ equity and cash flows for the three months ended March 31, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

We conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by the Financial Supervisory Commission of the Republic of China, and International Financial Reporting Standard 1, “First-time adoption of International Financial Reporting Standards” and International Accounting Standard 34, “Interim Financial Reporting” endorsed by the Financial Supervisory Commission of the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

May 14, 2013

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	March 31, 2013		December 31, 2012		March 31, 2012		January 1, 2012
	Amount	%	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$35,065,755	8	$30,938,472	7	$27,992,105	6	$26,407,196	6
Financial assets at fair value through profit or loss (Notes 3 and 7)	923	—	2,994	—	65,023	—	45,750	—
Available-for-sale financial assets (Notes 3 and 8)	3,059,523	—	2,250,260	—	2,724,087	1	2,498,712	—
Held-to-maturity financial assets (Notes 3 and 9)	3,947,320	1	4,250,146	1	500,266	—	1,201,301	—
Trade notes and accounts receivable, net (Notes 3, 4 and 11)	25,835,326	6	24,354,817	5	22,037,757	5	22,396,071	5
Accounts receivable from related parties (Note 38)	40,949	—	43,937	—	38,050	—	34,064	—
Inventories (Notes 3, 4, 12 and 39)	8,265,018	2	7,196,101	2	4,947,396	1	4,822,154	1
Prepayments (Notes 13 and 38)	6,328,632	1	2,892,606	1	6,076,684	1	2,577,899	1
Other current monetary assets (Notes 6 and 14)	21,838,254	5	24,449,195	6	43,614,064	10	43,050,748	10
Other current assets (Notes 7 and 20)	4,336,342	1	4,474,595	1	3,539,705	1	3,039,836	1

Total current assets	108,718,042	24	100,853,123	23	111,535,137	25	106,073,731	24

NONCURRENT ASSETS
Available-for-sale financial assets (Notes 3 and 8)	3,177,863	1	3,278,315	1	3,394,861	1	242,934	—
Financial assets carried at cost (Notes 3 and 15)	2,461,297	1	2,467,861	1	2,575,079	—	2,575,030	1
Held-to-maturity financial assets (Notes 3 and 9)	11,135,382	3	11,796,144	3	14,590,889	3	13,494,891	3
Investments accounted for using equity method (Notes 3 and 16)	2,057,719	—	2,240,292	—	2,707,351	1	2,556,017	1
Property, plant and equipment (Notes 3, 4, 17, 38 and 39)	295,839,268	66	297,342,349	67	293,114,945	65	295,031,831	66

Investment properties (Notes 3 and 18)	7,784,753	2	7,788,898	2	9,055,986	2	9,060,081	2
Intangible assets (Notes 3 and 19)	5,699,427	1	5,857,995	1	6,150,068	1	6,354,367	1
Deferred income tax assets (Notes 3 and 31)	1,325,498	—	1,319,878	—	1,026,044	—	1,071,574	—
Prepayments (Notes 13 and 38)	2,593,309	1	2,647,335	1	2,805,124	1	2,857,720	1
Other noncurrent assets (Notes 20, 27 and 39)	4,648,464	1	4,596,529	1	3,854,123	1	3,858,165	1

Total noncurrent assets	336,722,980	76	339,335,596	77	339,274,470	75	337,102,610	76

TOTAL	$445,441,022	100	$440,188,719	100	$450,809,607	100	$443,176,341	100

	March 31, 2013		December 31, 2012		March 31, 2012		January 1, 2012
	Amount	%	Amount	%	Amount	%	Amount	%

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 21)	$155,873	—	$111,473	—	$75,000	—	$75,000	—
Financial liabilities at fair value through profit or loss (Notes 3 and 7)	84	—	1,959	—	803	—	3,987	—
Hedging derivative liabilities (Notes 3 and 10)	42,076	—	—	—	—	—	—	—
Trade notes and accounts payable (Note 23)	10,855,028	3	13,513,437	3	12,630,673	3	14,264,769	3
Payables to related parties (Note 38)	533,066	—	837,330	—	366,715	—	788,147	—
Current tax liabilities (Notes 3 and 31)	5,244,582	1	3,320,329	1	5,474,430	1	3,538,742	1
Other payables (Note 24)	22,600,694	5	26,101,780	6	23,363,239	5	26,302,261	6
Provisions (Notes 3, 4 and 25)	245,050	—	221,245	—	188,056	—	148,050	—
Advance receipts (Note 26)	11,511,210	3	11,135,074	3	12,918,140	3	12,070,409	3
Current portion of long-term loans (Note 22)	—	—	8,372	—	683,723	—	701,887	—
Other current liabilities	1,563,199	—	1,597,476	—	1,892,416	1	1,954,963	1

Total current liabilities	52,750,862	12	56,848,475	13	57,593,195	13	59,848,215	14

NONCURRENT LIABILITIES
Long-term loans (Note 22)	1,750,000	—	2,050,000	1	1,050,000	—	1,058,372	—
Deferred income taxes liabilities (Notes 3 and 31)	107,636	—	102,396	—	105,334	—	115,068	—
Provisions (Notes 3, 4 and 25)	69,471	—	44,909	—	35,712	—	34,002	—
Customers’ deposits (Note 38)	4,845,745	1	4,911,010	1	4,954,927	1	5,013,981	1
Accrued pension liabilities (Notes 3 and 27)	4,700,658	1	4,616,803	1	3,041,236	1	2,994,079	1
Deferred revenue	3,839,872	1	3,838,854	1	3,776,497	1	3,887,813	1
Other noncurrent liabilities	440,923	—	447,736	—	306,259	—	373,148	—

Total noncurrent liabilities	15,754,305	3	16,011,708	4	13,269,965	3	13,476,463	3

Total liabilities	68,505,167	15	72,860,183	17	70,863,160	16	73,324,678	17

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Note 28)
Common stock	77,574,465	18	77,574,465	18	77,574,465	17	77,574,465	17

Additional paid-in capital	190,167,117	43	190,162,430	43	190,159,204	42	190,157,537	43

Retained earnings
Legal reserve	70,828,983	16	70,828,983	16	66,122,145	15	66,122,145	15
Special reserve	2,675,894	—	2,675,894	—	2,675,894	1	2,675,894	1
Unappropriated earnings	30,645,362	7	21,483,854	5	38,613,751	8	29,016,482	6

Total retained earnings	104,150,239	23	94,988,731	21	107,411,790	24	97,814,521	22

Other adjustments	145,615	—	161,061	—	105,277	—	28,756	—

Total equity attributable to stockholders of the parent	372,037,436	84	362,886,687	82	375,250,736	83	365,575,279	82

NONCONTROLLING INTERESTS	4,898,419	1	4,441,849	1	4,695,711	1	4,276,384	1

Total stockholders’ equity	376,935,855	85	367,328,536	83	379,946,447	84	369,851,663	83

TOTAL	$445,441,022	100	$440,188,719	100	$450,809,607	100	$443,176,341	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated May 14, 2013)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2013		2012
	Amount	%	Amount	%

REVENUES (Notes 29 and 38)	$56,616,993	100	$55,483,866	100

OPERATING COSTS (Notes 12 and 38)	37,450,681	66	36,580,924	66

GROSS PROFIT	19,166,312	34	18,902,942	34

OPERATING EXPENSES (Note 38)
Marketing	5,988,159	11	5,566,731	10
General and administrative	1,048,291	2	1,006,445	2
Research and development	871,023	1	858,193	1

Total operating expenses	7,907,473	14	7,431,369	13

OTHER INCOME AND EXPENSE (Note 30)	(6,443)	—	4,755	—

INCOME FROM OPERATIONS	11,252,396	20	11,476,328	21

NON-OPERATING INCOME AND EXPENSES
Interest income	151,471	—	189,429	1
Other income (Notes 30 and 38)	69,472	—	97,688	—
Other gains and losses (Notes 30 and 38)	(5,929)	—	41,689	—
Financial costs (Note 30)	(8,292)	—	(5,645)	—
Share of the profit of associates and jointly controlled entities accounted for using equity method (Note 16)	99,706	—	172,298	—

Total non-operating income and expenses	306,428	—	495,459	1

INCOME BEFORE INCOME TAX	11,558,824	20	11,971,787	22

INCOME TAX EXPENSE (Notes 3 and 31)	1,944,724	3	1,986,499	4

NET INCOME	9,614,100	17	9,985,288	18

OTHER COMPREHENSIVE INCOME (LOSS)
Exchange differences arising from the translation of the foreign operations	74,118	—	(37,080)	—
Share of other comprehensive income of associates and jointly controlled entities accounted for using equity method	(28,040)	—	(6,468)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2013		2012
	Amount	%	Amount	%

Unrealized gain (loss) on available-for-sale financial assets	(88,520)	—	115,632	—
Income tax relating to each component of other comprehensive income (Note 31)	490	—	—	—

Total other comprehensive income (loss), net of income tax	(41,952)	—	72,084	—

TOTAL COMPREHENSIVE INCOME	$9,572,148	17	$10,057,372	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,201,106	16	$9,597,269	17
Noncontrolling interest	412,994	1	388,019	1

	$9,614,100	17	$9,985,288	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,146,062	16	$9,673,790	17
Noncontrolling interest	426,086	1	383,582	1

	$9,572,148	17	$10,057,372	18

	Three Months Ended March 31
	2013	2012

EARNINGS PER SHARE (Note 32)
Basic	$1.19	$1.24

Diluted	$1.18	$1.23

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated May 14, 2013)

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent
						Other Adjustments
			Retained Earnings			Exchange Differences Arising from the Translation of	Unrealized Gain (Loss) on	Total Equity Attributable to		Total
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	the Foreign Operations	Available-for-sale Financial Assets	Stockholders of the Parent	Noncontrolling Interests	Stockholders’ Equity

BALANCE, JANUARY 1, 2012	$77,574,465	$190,157,537	$66,122,145	$2,675,894	$29,016,482	$(38,918)	$67,674	$365,575,279	$4,276,384	$369,851,663

Net income for the three months ended March 31, 2012	—	—	—	—	9,597,269	—	—	9,597,269	388,019	9,985,288

Other comprehensive income for the three months ended March 31, 2012	—	—	—	—	—	(34,685)	111,206	76,521	(4,437)	72,084

Total comprehensive income for the three months ended March 31, 2012	—	—	—	—	9,597,269	(34,685)	111,206	9,673,790	383,582	10,057,372

Share-based payment arrangements	—	1,667	—	—	—	—	—	1,667	—	1,667

Increase in noncontrolling interest	—	—	—	—	—	—	—	—	35,745	35,745

BALANCE, MARCH 31, 2012	$77,574,465	$190,159,204	$66,122,145	$2,675,894	$38,613,751	$(73,603)	$178,880	$375,250,736	$4,695,711	$379,946,447

BALANCE, JANUARY 1, 2013	$77,574,465	$190,162,430	$70,828,983	$2,675,894	$21,483,854	$(96,930)	$257,991	$362,886,687	$4,441,849	$367,328,536

Other change in additional paid-in capital:
Movements of paid-in capital for associates accounted for using equity method	—	1,810	—	—	—	—	—	1,810	4,692	6,502

Net income for the three months ended March 31, 2013	—	—	—	—	9,201,106	—	—	9,201,106	412,994	9,614,100

Other comprehensive income for the three months ended March 31, 2013	—	—	—	—	(39,598)	70,288	(85,734)	(55,044)	13,092	(41,952)

Total comprehensive income for the three months ended March 31, 2013	—	—	—	—	9,161,508	70,288	(85,734)	9,146,062	426,086	9,572,148

Share-based payment arrangements	—	2,877	—	—	—	—	—	2,877	—	2,877

Increase in noncontrolling interest	—	—	—	—	—	—	—	—	25,792	25,792

BALANCE, MARCH 31, 2013	$77,574,465	$190,167,117	$70,828,983	$2,675,894	$30,645,362	$(26,642)	$172,257	$372,037,436	$4,898,419	$376,935,855

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated May 14, 2013)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$11,558,824	$11,971,787
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	7,659,656	7,731,067
Amortization	296,588	268,591
Provision for doubtful accounts	108,566	11,391
Interest expenses	7,974	5,645
Interest income	(151,471)	(189,429)
Dividend income	(18,044)	(2,031)
Share of the profit of associates and jointly controlled entities accounted for using equity method	(99,706)	(172,298)
Impairment loss on financial assets carried at cost	6,564	—
Impairment loss on goodwill	18,055	—
Provision for inventory and obsolescence	92,007	20,888
Impairment loss on property, plant and equipment	2,262	—
Gain on disposal of financial instruments	(767)	(49,058)
Loss (gain) on disposal or abandonment of property, plant and equipment	4,181	(4,755)
Valuation gain on financial instruments at fair value through profit or loss, net	(72)	(16,602)
Gain arising on adjustments for hedged available-for-sale financial assets	(71,153)	—
Loss on hedging derivative liabilities	71,471	—
Loss (gain) on foreign exchange	86,575	(46,685)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	1,035	27,401
Trade notes and accounts receivable	(1,638,503)	247,638
Receivables from related parties	75,523	423,917
Inventories	(1,161,780)	(126,606)
Other current monetary assets	(645,355)	401,115
Prepayment	(3,382,000)	(3,446,189)
Other current assets	375,062	(473,565)
Increase (decrease) in:
Hedging derivative liabilities	(29,395)	—
Trade notes and accounts payable	(2,802,944)	(1,532,929)
Payables to related parties	(407,076)	(805,593)
Other payables	(2,083,815)	(2,089,253)
Provisions	48,367	41,716
Advance receipts	376,136	847,731
Other current liabilities	182,732	(15,143)
Deferred revenue	1,018	(111,316)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2013	2012

Accrued pension liabilities	83,490	46,671

Cash generated from operations	8,564,005	12,964,106
Interest paid	(8,059)	(7,956)
Income tax paid	(23,354)	(21,359)

Net cash provided by operating activities	8,532,592	12,934,791

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	—	(24,513)
Proceeds from disposal of designated financial assets at fair value through profit or loss	—	34,767
Acquisition of available-for-sale financial assets	(726,282)	(3,713,215)
Proceeds from disposal of available-for-sale financial assets	—	443,360
Acquisition of other current monetary assets	(15,505,023)	(3,752,663)
Proceeds from disposal of other current monetary assets	18,768,893	2,788,266
Acquisition of held-to-maturity financial assets	—	(1,411,766)
Proceeds from disposal of held-to-maturity financial assets	950,000	1,000,629
Proceeds from disposal of financial assets carried at cost	—	1,977
Acquisition of investments accounted for using equity method	(60,000)	—
Capital reduction of associates	16,387	—
Acquisition of property, plant and equipment	(7,534,669)	(6,689,309)
Proceeds from disposal of property, plant and equipment	27	19,851
Acquisition of intangible assets	(157,739)	(67,628)
Decrease (increase) in noncurrent assets	(14,881)	36,095
Interest received	168,867	108,391
Cash dividends received	297,058	2,031

Net cash used in investing activities	(3,797,362)	(11,223,727)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	138,300	—
Repayment of short-term loans	(93,900)	—
Repayment of long-term loans	(308,372)	(26,536)
Customers’ deposits refunded	(110,280)	(80,018)
Decrease in other liabilities	(237,843)	(61,985)
Proceeds from exercise of employee stock option granted by subsidiary	28,752	27,775

Net cash used in financing activities	(583,343)	(140,764)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(24,604)	14,609

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2013	2012

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,127,283	1,584,909

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,938,472	26,407,196

CASH AND CASH EQUIVALENTS, END OF PERIOD	$35,065,755	$27,992,105

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated May 14, 2013)

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as “the Company”.

The Company use New Taiwan dollars as the functional currency. Since the Company is listed in Taiwan, the consolidated financial statements are presented in New Taiwan dollars in order to increase the comparability and consistency.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on May 14, 2013.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On May 14, 2009, the Financial Supervisory Commission (FSC) announced the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC.” In this framework, starting 2013, companies with shares listed on the TWSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare their financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, and the Interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) endorsed by the FSC (collectively, “Taiwan-IFRSs”).

The consolidated financial statements are the first Taiwan-IFRSs interim consolidated financial statements within the period covered by the first Taiwan-IFRSs annual consolidated financial statements prepared for the year ended December 31, 2013. The Company’s date of transition to Taiwan-IFRSs is January 1, 2012, and the effect of the transition to Taiwan-IFRSs is disclosed in Note 44.

Statement of Compliance

The accompany consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, related laws and regulations, and IFRS 1, “First-time adoption of International Financial Reporting Standards,” (IFRS 1) and IAS 34, “Interim Financial Reporting,” endorsed by the FSC. The consolidated financial statements do not present full disclosures required for a complete set of Taiwan-IFRSs annual consolidated financial statements.

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The opening balance sheet at the date of transition is prepared with the recognition and measurement required by IFRS 1. According to IFRS 1, the Company is required to apply each effective IFRS retrospectively in its opening balance sheet at the date of transition to Taiwan-IFRSs; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are described in Note 44.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date. All other assets are classified as noncurrent. Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date. All other liabilities are classified as noncurrent.

Light Era Development Co., Ltd. (LED) engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items. Assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Basis of Consolidation

a.	The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.

The noncontrolling interests in the subsidiaries and the equity attributable to stockholders are presented separately.

Allocation comprehensive income to the noncontrolling interests

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the noncontrolling interests even if it results in the noncontrolling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012	Note

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Selling and maintaining mobile phones and its peripheral products	28	28	28	28	1)
	Light Era Development Co., Ltd. (“LED”)	Housing, office building development, rent and sale services	100	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International telecommunications IP fictitious internet and internet transfer services	100	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	100	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing communication and information aggregative services	100	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Internet communication and internet data center (“IDC”) service	69	69	69	69
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Yellow pages sales and advertisement services	100	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Network services, producing digital entertainment contents and broadband visual sound terrace development	56	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International data and internet services and long distance call wholesales to carriers	100	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Information and communications technology, international circuit, and intelligent energy network service	100	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Software retail	65	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	100	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	License plate recognition system	51	51	51	51
	Honghwa Human Resources Co., Ltd. (“HHR”)	Human resources service	100	—	—	—	2)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100	100	100

Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012	Note

CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100	100	100
	Chief International Corp. (“CIC”)	Internet communication and internet data center (“IDC”) service	100	100	100	100

Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	100	100

Spring House Entertainment Tech. Inc.	Ceylon Innovation Ltd. (“CEI”)	International trading, general advertisement and book publishment service	100	100	100	100

Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Real estate management and leasing business	100	100	100	100

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd. (“CHPT”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	51	53	53	53	3)
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100	100	100

Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Planning and design of software and hardware system services and integration of information system	100	100	100	100

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	100	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	100	—	—	—	4)

Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100	100

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100	100	100

Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Information technology services and sale of communication products	100	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	100	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and maintenance of communication products	100	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Information technology services and sale of communication products	100	100	100	100
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100	100

Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Planning and design of energy conservation and software and hardware system services, and integration of information system	100	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Intelligent energy conserving and intelligent building services	75	75	75	—
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Intelligent system and energy saving system services in buildings	51	51	—	—

(Concluded)

1)	The Company’s equity ownership of SENAO decreased from 28.44% as of January 1, 2012 to 28.33%, 28.30% and 28.24% as of March 31, 2012, December 31, 2012 and March 31, 2013, respectively, due to the exercise of options by employees that were granted before 2007.
2)	Chunghwa established 100% owned subsidiary of HHR in January 2013.
3)	The Company’s equity ownership of CHPT decreased from 53.19% as of December 31, 2012 to 51.06% as of March 31, 2013 due to the exercise of options by employees that were granted in 2008.
4)	CHPT established 100% owned subsidiary of CHPT (JP) in January 2013.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of March 31, 2013:

Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items denominated in foreign currencies are recognized in profit or loss when the transactions occur.

Foreign-currency nonmonetary assets or liabilities (such as equity instruments) that are carried at fair value are revalued using prevailing exchange rates at the balance sheet date and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Chunghwa use New Taiwan dollars as the functional currency. For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into New Taiwan dollars using exchange rates prevailing at the end of each balance date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity attributed to noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalents are treasury bills, time deposits with maturities of less than three months, commercial paper and negotiable certificate of deposit. The carrying amount approximates fair value.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

Investments in Associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. The Company also proportionately recognized the changes in the share of equity of associates.

When the Company subscribes for additional associate’s new shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus, with the balance charged to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included in the carrying amount of the investment and shall not be amortized.

When an indication of impairment is assessed with objective evidence, the impairment is recognized as a loss.

When a consolidated entity transacts with its associate, unrealized profits and losses resulting from the transactions with the associate are deferred in proportion to Chunghwa’s ownership percentage in the associates until they are realized through transactions with third parties.

Jointly Controlled Entities

A jointly controlled entity is a contractual arrangement to set up another entity whereby the Company and other parties undertake an economic activity that is subject to joint control.

The operating results and assets and liabilities of jointly controlled entities are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in a jointly controlled entity is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the jointly controlled entity. The Company also recognized the changes in the share of equity of jointly controlled entity.

Property, Plant and Equipment

When future economic benefits are expected to inflow to the Company and costs can be evaluated reliably, property, plant and equipment that held for use in the production or supply of goods or services, or for administrative purposes for over one year are measured at costs. Subsequent to initial recognition, property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at least at the end of year, with the effect of any changes in estimates accounted for on a prospective basis.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation and accumulated impairment losses are deducted from the corresponding accounts, and any gain or loss is recognized in profit or loss as incurred.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties also includes land held for a currently undetermined future use as such land is regarded as held for capital appreciation.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment.

The Company uses the straight line method to depreciate the assets, that is, to evenly allocate the cost less residual value over the expected useful lives of the investment properties.

Upon disposal of investment properties, the related cost, accumulated depreciation and accumulated impairment losses are deducted from the corresponding accounts, and any gain or loss is recognized in profit or loss as incurred.

Goodwill

Goodwill arising on a business combination is initially carried at cost at the acquisition date. Subsequent to initial recognition, goodwill arising on a business combination is measured at cost less accumulated amortization and accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the business combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If goodwill that allocated to each of the Company’s cash-generating units or groups of cash-generating units is acquired from the synergies of business combination, impairment test on those units or groups of units should be performed before the end of the same year. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

When the Company disposes of an operation within a cash-generating unit (group of units) to which goodwill has been allocated, the goodwill associated with that operation should be included in the carrying amount of the operation when determining the gain or loss on disposal; and measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit (group of units) retained.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at least at the end of year, with the effect of any changes in estimate being accounted for on a prospective basis. Except for the intangible assets to be disposed by the Company before the end of the useful lives, the residual value of intangible assets with finite useful lives are expected to be zero.

Upon disposal of intangible assets, the related cost, accumulated amortization and accumulated impairment losses are deducted from the corresponding accounts, and any gain or loss is recognized in profit or loss as incurred.

Impairment of Tangible and Intangible Assets Other Than Goodwill

When an indication of impairment is identified for tangible and intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Financial Instruments

Financial assets and financial liabilities are recognized when a consolidated entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

Regular way purchases or sales of financial assets are accounted for using trade date accounting. The regular way of transaction means the purchase or sale of financial assets delivered within the time frame established by regulation or convention in the marketplace.

1)	Measurement category

a)	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on measurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the Company has the positive intention and ability to hold to maturity other than those that are designated as at fair value through profit or loss or as available-for-sale and those that meet the definition of loans and receivables and on initial recognition. When the counterparties of the Company’s investments have good credit quality, all with certain credit rating or above and the Company has the positive intention and ability to hold to maturity, the investments are classified as held-to-maturity financial assets.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

Listed stocks, emerging market stocks, open-end mutual funds and corporate bonds held by the Company that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously is recognized in other comprehensive income reclassified to profit or loss.

AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity investments are measured at cost less any identified impairment losses at the end of each reporting period.

The unlisted stocks which are not traded in an active market are classified as AFS financial assets by the Company. These financial assets are measured at cost, because the Company considered that the investments do not have a quoted market price in an active market whose fair value cannot be reliably measured.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity investments and accounts receivable, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. However, since the discounted effect of short-term receivables is immaterial, the impairment loss is recognized on the difference between carrying amount and estimated future cash flow.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable and other receivables is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

c.	Financial liabilities

1)	Subsequent measurement

Expect for financial liabilities at FVTPL, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable (includes the transfer of non-cash assets or assumption of liabilities) is recognized in profit or loss.

d.	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to risk of foreign exchange rate and the fluctuation on stock price, including foreign exchange forward contracts, cross currency swap contracts and index future contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of the derivative is positive, it is recognized as a financial asset; otherwise, it is recognized as a financial liability.

Hedge Accounting

The Company designates certain derivative instruments as fair value hedges.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the line of the consolidated statement of comprehensive income relating to the hedged item.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting.

Provisions

Provisions for the expected cost of warranty obligations under sale of goods are recognized at the date of sale of the relevant products, at the management’s best estimate of the expenditure required to settle the Company’s obligation.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Services revenue is recognized when service provided.

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method with actuarial valuations. Actuarial gain and loss arising from defined benefit retirement benefit plans is recognized in the other comprehensive income as incurred. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the consolidated balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets.

The cost of providing benefit at the interim period is determined using the pension cost rate derived from the actuarial valuation at the end of prior year, and determined the adjustment of significant market fluctuation, curtailment, settlement or other one-time events.

Share-based Payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The value of the stock options granted, which is equal to the best available estimate of the number of stock options expected to vest multiplied by the grant-date fair value, is expensed on a straight-line basis over the vesting period, with a corresponding adjustment to additional paid-in capital - employee stock options. Expenses are recognized at the grant date in profit or loss if vested immediately.

At the balance sheet date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital - employee stock options.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current and deferred taxes are recognized in profit or loss, except for those relate to items recognized in other comprehensive income or directly in equity; in which cases, the relevant tax effects (current and deferred taxes) are also recognized in other comprehensive income or directly in equity, respectively.

a.	Current tax

The tax currently payable is based on taxable profit for currently taxable profit. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Interim period income taxes are assessed on an annual basis. Interim period income tax expense is calculated by applying to an interim period’s pre-tax income and the tax rate that would be applicable to total annual earnings.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, loss carryforwards, unused tax credits from purchases of machinery, equipment and technology, research and development expenditures, and personnel training expenditures can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the balance sheet date, and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow. Unrecognized deferred tax is reviewed at the balance sheet date and raised to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

4.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which described in Note 3, the managements are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Impairment of accounts receivable

When there is objective evidence showed indications of impairment, the Company will considered the estimation of future cash flows. The amount of impairment will be measured on the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, the impact from the discount of short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated future cash flows.

b.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the selling unit price of inventories less all estimated marketing expense rate. Inventories write-downs are determined by item basis, except those similar items could be categorized into the same groups. The company uses the inventory holding period and turnover as the evaluation basis for inventory obsolete losses.

c.	Impairment of tangible and intangible assets

The Company considered assets was impaired when there is objective evidence and the carrying amount of an asset over its recoverable amount is recognized as a loss. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recogniztion.

d.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies” “Property, Plant and Equipment”, the Company reviewed estimated useful lives of property, plant and equipment at the balance sheet date.

5.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

The new, revised or amended IFRSs, IASs, interpretations and related guidance in issue but not yet adopted by the Company as well as the effective dates issued by the International Accounting Standards Board (IASB), are stated as follows; however, the initial adoption to the following new, revised or amended standards and interpretations is still subject to the effective date to be published by the FSC.

Up to date, the effective dates of the following new and amended of IFRSs have not been published by FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Endorsed by the FSC but the effective dates have not yet been determined by the FSC

Amendments to IFRSs	“Improvement to IFRSs 2009 - amendment to IAS 39”	January 1, 2009 or January 1, 2010
IFRS 9 (2009)	“Financial Instruments”	January 1, 2015
Amendment to IAS 39	“Embedded derivative”	Effective in fiscal year beginning on or after June 30, 2009

Not yet endorsed by the FSC

Amendment to IFRSs	“Improvements to IFRSs 2010 - amendment to IAS 39”	July 1, 2010 or January 1, 2011
Amendment to IFRSs	“Annual improvements (to IFRSs 2009-2011 cycle)”	January 1, 2013
Amendment to IFRS 1	“Limited exemption from comparative IFRS 7 disclosures of first-time adopters”	July 1, 2010
Amendment to IFRS 1	“Government loans”	January 1, 2013
Amendment to IFRS 1	“Severe hyperinflation and removal of fixed dates for first-time adopters”	July 1, 2011
Amendment to IFRS 7	“Disclosures - offsetting financial assets and financial liabilities”	January 1, 2013
Amendments to IFRS 9 and 7	“Mandatory effective date and transition disclosures”	January 1, 2015
Amendment to IFRS 7	“Disclosures - transfers of financial assets”	July 1, 2011
Amendment to IFRS 9	“Financial instruments”	January 1, 2015
Amendment to IFRS 10	“Consolidated financial statements”	January 1, 2013
Amendment to IFRS 11	“Joint arrangements”	January 1, 2013
Amendment to IFRS 12	“Disclosure of interests in other entities published”	January 1, 2013
Amendments to IFRS 10, 11 and 12	“Consolidated financial statements, joint arrangements and disclosure of interests in other entities: Transition guidance”	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27	“Investment entities”	January 1, 2014
Amendment to IFRS 13	“Fair value measurement”	January 1, 2013
Amendment to IAS 1	“Presentation of items of other comprehensive income”	July 1, 2012
Amendment to IAS 12	“Deferred tax: Recovery of underlying assets”	January 1, 2012
Amendment to IAS 19	“Employee Benefits”	January 1, 2013
Amendment to IAS 27	“Separate Financial Statements”	January 1, 2013

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendment to IAS 28	“Investments in associates and joint ventures”	January 1, 2013
Amendment to IAS 32	“Offsetting of financial assets and financial liabilities”	January 1, 2014
Amendment to IFRIC 20	“Stripping costs in the production phase of a surface mine”	January 1, 2013

(Concluded)

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

The Company believes that the adoption of aforementioned new, revised or amended standards or interpretations will not have a significant effect on the Company’s the financial statements in the period of initial application. The Company can’t evaluate the potential impact to the financial position and operations relating to the new and amendments standards and interpretations above which have not been formally endorsed by the FSC.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Cash
Cash on hand	$305,231	$447,399	$192,895	$238,850
Bank deposits	4,083,575	5,730,478	4,357,073	5,115,371

	4,388,806	6,177,877	4,549,968	5,354,221
Cash equivalents
Commercial paper	23,458,725	18,957,163	19,923,218	18,966,431
Negotiable certificate of deposit	6,000,000	4,590,000	2,447,632	1,177,037
Time deposits with maturities of less than three months	1,218,224	1,213,432	1,071,287	610,028
Treasury bills	—	—	—	299,479

	30,676,949	24,760,595	23,442,137	21,052,975

	$35,065,755	$30,938,472	$27,992,105	$26,407,196

The annual yield rates of bank deposits, negotiable certificate of deposit, time deposits with maturities of less than three months and commercial paper were as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Bank deposits	0.00%-0.75%	0.00%-0.75%	0.00%-0.75%	0.00%-0.75%
Commercial paper	0.71%-0.87%	0.71%-0.74%	0.70%-0.80%	0.45%-0.80%
Negotiable certificate of deposit	0.70%-0.71%	0.83%-0.96%	0.70%-1.05%	0.63%-0.72%
Time deposits with maturities of less than three months	0.88%-4.45%	0.88%-4.70%	0.40%-4.30%	0.40%-5.50%
Treasury bills	—	—	—	0.70%

Time deposits and negotiable certificate of deposit with maturities of more than three months held by the Company were $19,007,564 thousand, $22,263,840 thousand, $41,946,791 thousand and $40,982,360 thousand as of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, respectively, and such amounts were reclassified from cash to other current monetary assets.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$923	$292	$31	$—
Currency swap contracts	—	2,702	18,674	6,094

	923	2,994	18,705	6,094

Financial assets designated as at fair value through profit or loss
Convertible bonds	—	—	46,318	39,656

	$923	$2,994	$65,023	$45,750

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$84	$24	$255	$73
Currency swap contracts	—	1,935	517	3,665
Index future contracts	—	—	31	249

	$84	$1,959	$803	$3,987

The Company did not apply hedge accounting on the aforementioned contracts at the balance sheet date. Outstanding currency swap contracts and forward exchange contracts as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)

March 31, 2013

Forward exchange contracts - buy	NT$/US$	2013.04	NT$496,919/US$16,672

December 31, 2012

Currency swap contracts	US$/NT$	2013.01-2013.03	US$34,000/NT$991,188
	US$/NT$	2013.01-2013.03	US$32,000/NT$929,280
Forward exchange contracts - buy	NT$/US$	2013.01	NT$154,304/US$5,310

March 31, 2012

Currency swap contracts	US$/NT$	2012.04-2012.06	US$55,000/NT$1,641,726
	US$/NT$	2012.05-2012.06	US$12,000/NT$353,495
Forward exchange contracts - buy	NT$/US$	2012.04	NT$310,184/US$10,500

(Continued)

Contract Amount
	Currency	Maturity Period	(In Thousands)

January 1, 2012

Currency swap contracts	US$/NT$	2012.01-2012.03	US$43,000/NT$1,306,834
	US$/NT$	2012.01-2012.02	US$19,000/NT$571,280
Forward exchange contracts - buy	NT$/US$	2012.01	NT$59,638/US$1,967

(Concluded)

The Company did not have any outstanding index future contracts as of March 31, 2013 and December 31, 2012.

Outstanding index future contracts of subsidiaries on March 31, 2012 were as follows:

			Contract Amount
	Maturity Period	Units	(In Thousands)

March 31, 2012

TAIFEX futures
TX	2012.04	6	NT$	9,463
TX	2012.06	34	NT$	53,664
TE	2012.04	9	NT$	10,849
TF	2012.04	5	NT$	77,965

Outstanding index future contracts of subsidiaries on January 1, 2012 were as follows:

			Contract Amount
	Maturity Period	Units	(In Thousands)

January 1, 2012

TAIFEX futures
TX	2012.01	2	NT$	2,952
TX	2012.02	4	NT$	5,558
TX	2012.03	37	NT$	51,614
TE	2012.03	19	NT$	11,370
TF	2012.01	8	NT$	6,401
TF	2012.02	5	NT$	3,877
TF	2012.03	15	NT$	11,658

The deposits paid for outstanding index future contracts of subsidiaries (included in other current assets) were $3,820 thousand, and $5,408 thousand as of March 31, 2012 and January 1, 2012, respectively.

The Company entered into above currency swap contracts, forward exchange contracts and index future contracts to manage its exposure to foreign currency risk and impacts in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

The convertible bonds owned by subsidiaries were hybrid financial instruments that were financial assets designated as at fair value through profit or loss.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Equity securities
Domestic listed stocks and emerging stocks	$3,177,863	$3,278,315	$3,624,788	$528,236
Domestic and foreign open-end mutual funds	2,999,839	2,190,392	2,406,540	2,137,201
Foreign listed stocks	9,705	9,661	11,595	—

	6,187,407	5,478,368	6,042,923	2,665,437

Debt securities
Corporate bonds	49,979	50,207	76,025	76,209

	$6,237,386	$5,528,575	$6,118,948	$2,741,646

Current	$3,059,523	$2,250,260	$2,724,087	$2,498,712
Non-current	3,177,863	3,278,315	3,394,861	242,934

	$6,237,386	$5,528,575	$6,118,948	$2,741,646

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Corporate bonds	$13,828,090	$14,791,151	$14,185,818	$13,790,447
Bank debentures	1,254,612	1,255,139	905,337	905,745

	$15,082,702	$16,046,290	$15,091,155	$14,696,192

Current	$3,947,320	$4,250,146	$500,266	$1,201,301
Non-current	11,135,382	11,796,144	14,590,889	13,494,891

	$15,082,702	$16,046,290	$15,091,155	$14,696,192

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Corporate bonds

Par value	$13,755,000	$15,955,000	$14,265,000	$13,865,000

Nominal interest rate	1.15%-2.90%	1.15%-2.90%	1.15%-2.90%	1.20%-2.98%
Effective interest rate	1.00%-2.89%	1.00%-2.89%	1.00%-2.86%	0.83%-2.89%
Average expiry date	4 years	4 years	4 years	4 years

Bank debentures

Par value	$1,250,000	$1,250,000	$900,000	$900,000

Nominal interest rate	1.25%-1.60%	1.25%-1.60%	1.37%-1.60%	1.37%-1.60%
Effective interest rate	1.15%-1.40%	1.15%-1.40%	1.25%-1.40%	1.25%-1.40%
Average expiry date	4 years	4 years	4 years	4 years

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Hedging derivative financial liabilities
Fair value hedge - currency swap contracts	$42,076	$—	$—	$—

The Company engages in fair vale hedge transactions to manage the foreign currency exposure of available for sale financial assets-foreign open-end mutual funds denominated at US dollar.

Outstanding currency swap contracts as of March 31, 2013 were as follows:

Contract Amount
	Currency	Maturity Period	(Thousands)

March 31, 2013

Currency swap contracts	US$/NT$	2013.04-2013.06	US$91,000/NT$2,673,789

11.	TRADE NOTES AND ACCOUNTS RECEIVABLE

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Trade notes and accounts receivable
Trade notes and accounts receivable	$26,720,167	$25,165,616	$24,434,453	$24,819,083
Less: Allowance doubtful debts	(884,841)	(810,799)	(2,396,696)	(2,423,012)

	$25,835,326	$24,354,817	$22,037,757	$22,396,071

The average credit terms range from 30 to 90 days. When determining the collectability of notes and accounts receivable, the Company considered that if there is any changes in the credit quality to the balance sheet date. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, the Company recognized 100% allowance of notes and accounts receivable longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts were estimated based on historical recovery experience for doubtful accounts rate.

The Company serves a large consumer base, and therefore the concentration of credit risks is limited.

Aging of receivables that are past due but not impairment was showed as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Less than 30 days	$239,226	$504,545	$554,638	$882,410
31-60 days	271,968	137,574	179,134	169,191
61-90 days	180,715	49,962	44,994	581,760
91-120 days	42,362	11,332	642,272	13,329
121-180 days	11,629	4,119	5,693	10,229
More than 181 days	8,645	8,782	10,545	11,015

	$754,545	$716,314	$1,437,276	$1,667,934

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Three Months Ended March 31
	2013	2012

Balance, beginning of period	$810,799	$2,423,012
Add: Provision for doubtful accounts	96,876	9,765
Deduct: Amounts written off	(22,834)	(36,081)

Balance, end of period	$884,841	$2,396,696

The amount of allowance for bad debts assessed individually included the impairment loss of accounts receivable from certain companies in liquidation process or in significant financial difficulties, which were $181,473 thousand, $163,779 thousand, $7,222 thousand and $7,303 thousand as of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, respectively.

Chunghwa evaluated the results of procedures implemented to enhance the collection of account receivable as well as the experience of decreases in uncollected receivables, and decided to refine the estimates used in the allowance calculation which led to the reversal of allowance for doubtful accounts for the year ended December 31, 2012.

12.	INVENTORIES

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Merchandise	$5,231,139	$4,242,860	$3,653,533	$2,998,617
Project in process	844,106	795,260	396,499	769,764
Work in process	75,953	17,713	12,187	12,474
Raw materials	37,088	36,069	24,256	24,584

	6,188,286	5,091,902	4,086,475	3,805,439
Land held for sale	—	14,766	395,537	579,226
Land and building held for sale	42,183	54,884	—	—
Land held for development	2,034,549	2,034,549	35,816	35,816

(Continued)

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Construction in progress	$—	$—	$318,032	$290,137
Land held under development	—	—	111,536	111,536

	$8,265,018	$7,196,101	$4,947,396	$4,822,154

(Concluded)

The operating costs related to inventories were $14,115,199 thousand and $12,575,814 thousand for the three months ended March 31, 2013 and 2012, respectively.

For the three months ended March 31, 2013 and 2012, the costs of valuation loss on inventories recognized as operating cost included the amount of $92,007 thousand and $20,888 thousand, respectively.

As of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, inventories of $2,043,340 thousand, $2,041,797 thousand, $867,084 thousand and $1,023,414 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held for sale on December 31, 2012 was for Wan-Xi and Li-Shui (A) projects. Land held for sale on March 31, 2012 and January 1, 2012 were for Wan-Xi and Covent projects. Guang-Diang project was completed in June 2012, and reclassified to land and building held for sale. Li-Shui (A) projects was completed in April 2012, and reclassified to land held for sale.

Land and building held for sale on March 31, 2013 and December 31, 2012 was for Guang-Diang project.

Land held under development and construction in progress on March 31, 2012 and January 1, 2012 was for Guang-Diang and Li-Shui (A) projects.

Land held for development on March 31, 2012 and December 31, 2012 was for Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City and Yucheng Sec., Nangang Dist., Taipei City and Qingshan Sec., Dayuan Township, Taoyuan County. Land held for development on March 31, 2012 and January 1, 2012 was for Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City and Yucheng Sec., Nangang Dist., Taipei City.

13.	PREPAYMENTS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Prepaid rents	$3,569,896	$3,565,310	$3,863,477	$3,851,568
Prepaid salary and bonus	3,209,626	345	3,206,467	311
Others	2,142,419	1,974,286	1,811,864	1,583,740

	$8,921,941	$5,539,941	$8,881,808	$5,435,619

Current
Prepaid salary and bonus	$3,209,626	$345	$3,206,467	$311
Prepaid rents	976,587	917,975	1,058,353	993,848
Others	2,142,419	1,974,286	1,811,864	1,583,740

	$6,328,632	$2,892,606	$6,076,684	$2,577,899

(Continued)

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Non-current
Prepaid rents	$2,593,309	$2,647,335	$2,805,124	$2,857,720

(Concluded)

14.	OTHER CURRENT MONETARY ASSETS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Time deposits and negotiable certificate of deposit with maturities of more than three months	$19,007,564	$22,263,840	$41,946,791	$40,982,360
Receivables from the Fund for Privatization of Government - owned Enterprises under the Executive Yuan	1,325,934	869,032	853,028	1,283,829
Others	1,504,756	1,316,323	814,245	784,559

	$21,838,254	$24,449,195	$43,614,064	$43,050,748

The annual yield rates of time deposits and negotiable certificate of deposit with maturities of more than three months at each period end were as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Time deposits and negotiable certificate of deposit with maturities of more than three months	0.25%-3.80%	0.25%-3.30%	0.25%-3.30%	0.25%-3.30%

15.	FINANCIAL ASSETS CARRIED AT COST

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Non-listed stocks
Domestic	$2,321,430	$2,327,994	$2,470,534	$2,470,485
Foreign	139,867	139,867	104,545	104,545

	$2,461,297	$2,467,861	$2,575,079	$2,575,030

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 37). Since the range of fair values measurement is significant and difficult to reasonably evaluate the possibilities of the estimations, the fair values of the investments cannot be reliably measured, thus the above non-listed stocks investment owned by the Company were carried at costs less any impairment losses at the balance sheet date.

CHI evaluated and concluded its financial assets carried at cost were partially impaired, and recorded an impairment loss of $6,564 thousand for the three months ended March 31, 2013.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Investments in associates	$1,819,605	$1,998,983	$2,456,573	$2,305,328
Jointly controlled entity	238,114	241,309	250,778	250,689

	$2,057,719	$2,240,292	$2,707,351	$2,556,017

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	579,349	541,672	490,707	462,161
Senao Networks, Inc. (“SNI”)	442,670	403,154	362,689	337,886
International Integrated System, Inc. (“IISI”)	275,649	277,592	259,520	257,371
Viettle-CHT Co., Ltd.	274,394	265,052	256,560	255,121
Skysoft Co., Ltd. (“SKYSOFT”)	108,313	127,686	125,290	113,304
So-net Entertainment Taiwan Limited (“So-net”)	88,321	31,152	34,644	34,545
Kingwaytek Technology Co., Ltd. (“KWT”)	78,088	77,449	76,849	75,369
HopeTech Technologies Limited (“HopeTech”)	23,516	21,741	21,136	20,970
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	8,171	8,634	10,793	698
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	3,449	20,902	108,533	109,783
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	(62,315)	223,949	709,852	638,120
Panda Monium Company Ltd.	—	—	—	—

	$1,819,605	$1,998,983	$2,456,573	$2,305,328

	% of Ownership and Voting Right
	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38%	38%	38%	38%
Senao Networks, Inc. (“SNI”)	40%	40%	41%	41%
International Integrated System, Inc. (“IISI”)	33%	33%	33%	33%
Viettle-CHT Co., Ltd.	30%	30%	30%	30%
Skysoft Co., Ltd. (“SKYSOFT”)	30%	30%	30%	30%
So-net Entertainment Taiwan Limited (“So-net”)	30%	30%	30%	30%
Kingwaytek Technology Co., Ltd. (“KWT”)	33%	33%	33%	33%
HopeTech Technologies Limited (“HopeTech”)	45%	45%	45%	45%
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	49%	49%	49%	49%
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	33%	33%	40%	40%
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40%	40%	40%	40%
Panda Monium Company Ltd.	43%	43%	43%	43%

Summarized financial information of associates were as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Total assets	$19,775,795	$20,013,969	$21,610,380	$20,020,401

Total liabilities	$14,142,726	$13,952,740	$14,657,051	$13,425,684

	Three Months Ended March 31
	2013	2012

Net revenues	$3,093,722	$2,690,879

Net income	$188,495	$386,068

Other comprehensive income	$26,875	$(2,170)

The Company’s share of the profit or loss of associates accounted for using equity method	$102,901	$172,209

Chunghwa participated in the capital increase of So-net by investing $60,000 thousand in March 2013. The ownership interest remains 30% after the capital increase.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established an associate, DZIM, in May 2011. Chunghwa invested $114,640 thousand cash and held 40% ownership of DZIM in May 2011. Chunghwa participated in the capital increase of DZIM by investing $14,360 thousand in May 2012 but did not subscribe the shares at its corresponding proportion. Thus, the ownership interest decreased from 40% to 33% after the capital increase of DZIM. DZIM reduced its capital by $193,490 thousand in December 2012; Chunghwa received $64,500 thousand from capital distribution and the ownership interest remains at 33%. DZIM reduced its capital to offset the deficits amounted to $130,787 thousand and made capital reduction of $49,158 during its stockholders’ meeting held on March 31, 2013. Chunghwa received $16,387 thousand form capital reduction. DZIM engages mainly in information technology service and general advertisement service.

COI participated in the capital increase of Sertec by investing $11,552 thousand in February 2012. COI remained 49% ownership of Sertec after the capital increase.

The carrying amount of TISE was negative as of March 31, 2013, because the unrealized gains arising from upstream transactions with the Company were eliminated and dividend distribution.

The Company’s share of profit (loss) and other comprehensive income (loss) of investees was recorded based on reviewed financial statements for the three months ended March 31, 2013 and 2012.

b.	Investments in jointly controlled entity

Investments in jointly controlled entity were as follows:

	Carrying Amount				% of Ownership and Voting Rights
	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Non-listed

Huada Digital Corporation (“HDD”)	$238,114	$241,309	$250,778	$250,689	50%	50%	50%	50%

Chunghwa invested in HDD in September 2011 at $250,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by HTC Corporation (“HTC”). After the stockholders’ meeting of HDD held on March 2, 2012, Chunghwa and HTC each obtained half of director seats. Thus, neither entities obtained control over HDD. HDD engages mainly in providing software service.

Summarized financial information of jointly controlled entity were as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Current assets	$233,953	$238,663	$250,827	$250,774

Non-current assets	$6,342	$5,909	$92	$—

Current liabilities	$2,181	$3,263	$131	$85

Non-current liabilities	$—	$—	$10	$—

	Three Months Ended March 31
	2013	2012

Profit or loss
Revenues	$1,019	$500

Expenses	$(4,214)	$(411)

Other comprehensive income	$—	$—

The Company’s share of profits of the jointly controlled entity accounted for using equity method	$(3,195)	$89

The Company’s accounted for using entity method share of profits of the jointly controlled entity was recorded based on reviewed financial statements for the three months ended March 31, 2013 and 2012.

17.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Carrying amount
Land	$102,196,615	$102,196,615	$102,116,106	$102,122,004
Land improvements	468,249	480,686	510,374	504,626
Buildings	46,375,904	46,603,883	47,350,503	47,618,542
Computer equipment	3,879,395	3,991,907	3,821,324	4,004,936
Telecommunications equipment	119,909,623	121,423,512	122,216,162	124,184,221
Transportation equipment	2,079,314	2,045,280	1,361,063	1,272,401
Miscellaneous equipment	1,866,011	1,917,345	1,584,567	1,636,553
Construction in progress and advances related to acquisition of equipment	19,064,157	18,683,121	14,154,846	13,688,548

	$295,839,268	$297,342,349	$293,114,945	$295,031,831

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total

Cost

Balance on January 1, 2012	$102,122,004	$1,521,126	$67,288,565	$14,951,351	$655,399,999	$2,526,674	$7,220,343	$13,688,548	$864,718,610
Additions	—	—	—	9,727	11,862	44	40,737	5,777,170	5,839,540
Disposal	(14,140)	—	(22,209)	(79,231)	(1,393,389)	(104,033)	(89,883)	—	(1,702,885)
Effect of foreign exchange differences	—	—	—	1,091	(2,481)	(23)	(3,395)	(6,119)	(10,927)
Other	8,242	19,898	26,155	145,115	4,899,451	162,011	49,245	(5,304,753)	5,364

Balance on March 31, 2012	$102,116,106	$1,541,024	$67,292,511	$15,028,053	$658,915,442	$2,584,673	$7,217,047	$14,154,846	$868,849,702

Balance on January 1, 2013	$102,196,615	$1,548,184	$67,428,504	$15,379,549	$669,229,979	$3,315,452	$7,588,449	$18,683,121	$885,369,853
Additions	—	—	437	19,142	8,187	607	51,194	6,037,831	6,117,398
Disposal	—	—	(1,088)	(93,510)	(1,873,003)	(65,575)	(75,458)	—	(2,108,634)
Effect of foreign exchange differences	—	—	—	5,196	2,869	262	3,549	23,611	35,487
Other	—	1,303	84,799	197,356	5,193,041	163,538	157,142	(5,680,406)	116,773

Balance on March 31, 2013	$102,196,615	$1,549,487	$67,512,652	$15,507,733	$672,561,073	$3,414,284	$7,724,876	$19,064,157	$889,530,877

Accumulated depreciation and impairment

Balance on January 1, 2012	$—	$(1,016,500)	$(19,670,023)	$(10,946,415)	$(531,215,778)	$(1,254,273)	$(5,583,790)	$—	$(569,686,779)
Depreciation Expenses	—	(14,150)	(308,940)	(338,459)	(6,870,457)	(72,195)	(122,771)	—	(7,726,972)
Disposal	—	—	22,209	79,182	1,393,304	104,033	89,061	—	1,687,789
Effect of foreign exchange differences	—	—	—	282	1,227	6	(88)	—	1,427
Other	—	—	14,746	(1,319)	(7,576)	(1,181)	(14,892)	—	(10,222)

Balance on March 31, 2012	$—	$(1,030,650)	$(19,942,008)	$(11,206,729)	$(536,699,280)	$(1,223,610)	$(5,632,480)	$—	$(575,734,757)

Balance on January 1, 2013	$—	$(1,067,498)	$(20,824,621)	$(11,387,642)	$(547,806,467)	$(1,270,172)	$(5,671,104)	$—	$(588,027,504)
Depreciation Expenses	—	(13,740)	(313,053)	(332,183)	(6,707,801)	(127,897)	(160,837)	—	(7,655,511)
Disposal	—	—	1,088	93,109	1,870,944	65,575	73,710	—	2,104,426
Impairment losses	—	—	—	—	(2,262)	—	—	—	(2,262)
Effect of foreign exchange differences	—	—	—	(1,450)	(1,539)	(394)	(1,074)	—	(4,457)
Other	—	—	(162)	(172)	(4,325)	(2,082)	(99,560)	—	(106,301)

Balance on March 31, 2013	$—	$(1,081,238)	$(21,136,748)	$(11,628,338)	$(552,651,450)	$(1,334,970)	$(5,858,865)	$—	$(593,691,609)

The Company performed the impairment assessment of telecommunications equipment for the three months ended March 31, 2013 and recognized an impairment loss of $2,262 thousand.

Other than the aforementioned impairment, there is no impairment indications for property, plant and equipment, the Company did not perform the impairment assessment of property, plant and equipment for the three months ended March 31 2012.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	2-30 years
Buildings	3-60 years
Computer equipment	2-15 years
Telecommunications equipment	2-20 years
Transportation equipment	3-10 years
Miscellaneous equipment	2-12 years

The Company elected to measure its revalued land at the date of transition to Taiwan-IFRSs at its revalued amount determined under ROC GAAP as its deemed cost. The other property, plant and equipment were measured at cost model under Taiwan-IFRSs.

18.	INVESTMENT PROPERTIES

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Carrying amount
Investment properties	$7,784,753	$7,788,898	$9,055,986	$9,060,081

	January 1, 2013 and March 31, 2013	January 1, 2012 and March 31, 2012

Cost	$9,260,015	$9,248,604

Investment Properties

Accumulated depreciation and impairment

Balance on January 1, 2012	$(188,523)
Depreciation expense	(4,095)

Balance on March 31, 2012	$(192,618)

Balance on January 1, 2013	$(1,471,117)
Depreciation expense	(4,145)

Balance on March 31, 2013	$(1,475,262)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	2-30 years
Buildings	3-60 years

The fair values of investment properties were $15,510,857 thousand, $15,510,857 thousand, $15,058,328 thousand and $15,058,328 thousand as of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, respectively. The fair values were based on the appraisals conducted by independent appraiser. Those appraisals are based on the comparison approach, income approach or cost approach.

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Carrying amount
3G concession	$4,304,501	$4,491,653	$5,053,109	$5,240,262
Computer software	1,063,865	1,015,878	736,084	751,140
Goodwill	238,768	256,823	256,823	256,823
Others	92,293	93,641	104,052	106,142

	$5,699,427	$5,857,995	$6,150,068	$6,354,367

	3G concession	Computer Software	Goodwill	Others	Total

Cost

Balance on January 1, 2012	$10,179,000	$1,732,720	$256,823	$139,005	$12,307,548
Additions-acquired separately	—	67,403	—	225	67,628
Abandonment	—	(4,527)	—	—	(4,527)
Effect of foreign exchange difference	—	(1,413)	—	(1,468)	(2,881)

Balance on March 31, 2012	$10,179,000	$1,794,183	$256,823	$137,762	$12,367,768

Balance on January 1, 2013	$10,179,000	$2,065,542	$256,823	$116,650	$12,618,015
Additions-acquired separately	—	157,525	—	214	157,739
Disposal	—	(687)	—	—	(687)
Abandonment	—	(5,405)	—	—	(5,405)
Effect of foreign exchange difference	—	(1,869)	—	281	(1,588)

Balance on March 31, 2013	$10,179,000	$2,215,106	$256,823	$117,145	$12,768,074

Accumulated amortization and impairment

Balance on January 1, 2012	$(4,938,738)	$(981,580)	$—	$(32,863)	$(5,953,181)
Amortization expenses	(187,153)	(80,624)	—	(814)	(268,591)
Abandonment	—	4,527	—	—	4,527
Effect of foreign exchange difference	—	(422)	—	(33)	(455)

Balance on March 31, 2012	$(5,125,891)	$(1,058,099)	$—	$(33,710)	$(6,217,700)

Balance on January 1, 2013	$(5,687,347)	$(1,049,664)	$—	$(23,009)	$(6,760,020)
Amortization expenses	(187,152)	(107,593)	—	(1,843)	(296,588)
Disposal	—	687	—	—	687
Abandonment	—	5,405	—	—	5,405
Impairment loss	—	—	(18,055)	—	(18,055)
Effect of foreign exchange difference	—	(76)	—	—	(76)

Balance on March 31, 2013	$(5,874,499)	$(1,151,241)	$(18,055)	$(24,852)	$(7,068,647)

Except for goodwill, the amortization expense is computed using the straight-line method over the following estimated service lives:

The computer software is amortized using the straight-line method over the estimated useful lives of 2 to 20 years.

The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.

Other intangible assets are amortized using the straight-line method over the estimated useful lives of 10 to 20 years.

The Company did not recognize any loss on goodwill for the three months ended March 31, 2012. Goodwill amounted to $18,055 thousand arising from the business combination of a subsidiary, CHI, was impaired for the three months ended March 31, 2013. The impairment loss was recognized since CHI underwent organization downsizing.

20.	OTHER ASSETS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Spare parts	$3,909,106	$4,046,050	$2,835,018	$2,305,655
Refundable deposits	2,067,272	2,087,034	1,653,678	1,760,149
Other financial assets	1,000,000	1,000,000	1,000,000	1,000,000
Others	2,008,428	1,938,040	1,905,132	1,832,197

	$8,984,806	$9,071,124	$7,393,828	$6,898,001

Current
Spare parts	$3,909,106	$4,046,050	$2,835,018	$2,305,655
Others	427,236	428,545	704,687	734,181

	$4,336,342	$4,474,595	$3,539,705	$3,039,836

Non-current
Refundable deposits	$2,067,272	$2,087,034	$1,653,678	$1,760,149
Other financial assets	1,000,000	1,000,000	1,000,000	1,000,000
Others	1,581,192	1,509,495	1,200,445	1,098,016

	$4,648,464	$4,596,529	$3,854,123	$3,858,165

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund would be returned proportionately after the project was completed.

21.	SHORT-TERM LOANS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Unsecured loans	$155,873	$111,473	$75,000	$75,000

Annual interest rate	1.40%-2.40%	1.25%-2.40%	1.24%-1.53%	1.25%-1.53%

22.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Secured loans	$1,750,000	$2,050,000	$1,650,000	$1,651,419
Unsecured loans	—	8,372	83,723	108,840

	1,750,000	2,058,372	1,733,723	1,760,259

Less: Current portion of long-term loans	—	8,372	683,723	701,887

	$1,750,000	$2,050,000	$1,050,000	$1,058,372

The annual interest rates of loans were as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Secured loans	1.15%-2.10%	1.13%-2.10%	1.10%	1.10%-1.83%
Unsecured loans	—	2.01%	2.01%	2.01%-2.04%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand will become due in December 2014 and September 2015, respectively. LED obtained another secured loan from Chang Hwa Bank in December 2012 at $400,000 thousand which will be due in December 2017; LED repaid $300,000 thousand in February 2013.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and all were repaid in January 2013.

CHPT obtained a secured loan from the E.SUN Commercial Bank in February 2009. Interest and the principal were paid monthly from March 2009 and all were repaid in February 2012.

23.	TRADE NOTES AND ACCOUNTS PAYABLE

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Trade notes and accounts payable	$10,855,028	$13,513,437	$12,630,673	$14,264,769

Trade notes and accounts payable were attributable to operating activities, and the trading conditions were agreed separately.

24.	OTHER PAYABLES

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Other payables

Accrued salary and compensation	$6,713,814	$9,838,182	$7,489,431	$10,505,866
Accrued franchise fees	2,630,752	2,164,220	2,742,409	2,246,265
Accrual amounts for bonuses to employees and remuneration to directors and supervisors	2,177,509	1,784,767	2,728,615	2,343,593
Payables to equipment suppliers	1,520,630	1,884,038	1,755,372	1,870,486
Amounts collected for others	1,302,046	1,326,777	1,361,600	1,200,618
Payables to contractors	1,295,347	2,379,833	1,247,230	1,834,254
Accrued maintenance costs	1,030,601	988,240	965,267	898,016
Others	5,929,995	5,735,723	5,073,315	5,403,163

	$22,600,694	$26,101,780	$23,363,239	$26,302,261

25.	PROVISIONS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Warranties	$267,811	$221,245	$188,056	$148,050
Employee benefits	43,750	41,949	34,432	32,822
Others	2,960	2,960	1,280	1,180

	$314,521	$266,154	$223,768	$182,052

Current	$245,050	$221,245	$188,056	$148,050
Noncurrent	69,471	44,909	35,712	34,002

	$314,521	$266,154	$223,768	$182,052

	Warranties	Employee Benefits	Others	Total

Balance on January 1, 2012	$148,050	$32,822	$1,180	$182,052
Additional provisions recognized	41,166	1,610	100	42,876
Used during the period	(1,160)	—	—	(1,160)

Balance on March 31, 2012	$188,056	$34,432	$1,280	$223,768

Balance on January 1, 2013	$221,245	$41,949	$2,960	$266,154
Additional provisions recognized	57,260	1,801	—	59,061
Used during the period	(10,205)	—	—	(10,205)
Unused amounts reserved	(489)	—	—	(489)

Balance on March 31, 2013	$267,811	$43,750	$2,960	$314,521

a.	The provision for warranty claims represents the present values of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents annual leave and vested long term service leave entitlements accrued.

26.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan for selling prepaid cards. Bank of Taiwan provided a performance guarantee for advance receipts from prepaid cards amounted to $1,072,833 thousand as of March 31, 2013.

27.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements.

The total expense recognized in the consolidated statement of comprehensive income of $83,837 thousand and $62,443 thousand for the three months ended March 31, 2013 and 2012 represents contributions made to these plans by the Company.

b.	Defined benefit plans

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out at December 31, 2012 by the independent actuary. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the Projected Unit Credit Method. The recognized pension expenses for the three months ended March 31, 2013 and 2012 were determined by the pension cost rates of actuarial valuation of December 31 and January 1, 2012.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31, 2012	January 1, 2012

Discount rates	1.60%	1.75%
Expected return on plan assets	1.60%	1.50%
Expected rates of salary increase	1.00%-2.75%	1.00%-3.00%

Relevant pension costs for the three months ended 2013 and 2012 were as follows:

	Three Months Ended March 31
	2013	2012

Operating costs	$440,481	$428,687

Marketing expenses	$213,775	$218,745
General and administrative expenses	40,580	39,556
Research and development expenses	25,177	26,258

	$279,532	$284,559

The amount included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31, 2012	January 1, 2012

Present value of funded defined benefit obligation	$22,100,285	$18,697,051
Fair value of plan assets	(17,528,601)	(15,750,859)

Deficit	4,571,684	2,946,192
Past service cost not yet recognised	40,233	44,569

Net liability arising from defined benefit obligation	$4,611,917	$2,990,761

Accrued pension liabilities	$4,616,803	$2,994,079
Prepaid pension cost (included in other noncurrent assets - others)	(4,886)	(3,318)

	$4,611,917	$2,990,761

The major categories of plan assets and the fair value of plan assets at the end of the reporting period for each category, were as follows:

	Fair Value of Plan Assets (%)
	December 31, 2012	January 1, 2012

Stock and beneficiary certificates	38.09	40.75
Fixed income investments	36.61	35.25
Cash	24.51	23.87
Others	0.79	0.13

	100.00	100.00

The overall expected rate of return is based on historical return trends and analysts’ prediction of the market for the asset over the life of related obligation refer to the Labor Pension Fund Supervisory Committee about the usage of pension funds, and consideration for the effect that the minimum return shall not be less than the average interest rate on a two-year time deposit published by local banks.

The Company elected to disclose the historical information of experience adjustments from the date of the adoption of Taiwan-IFRSs.

	December 31, 2012	January 1, 2012

Present value of defined benefit obligation	$(22,100,285)	$(18,697,051)

Fair value of plan assets	$17,528,601	$15,750,859

Deficit	$(4,571,684)	$(2,946,192)

Experience adjustments on plan liabilities	$545,960	$—

Experience adjustments on plan assets	$(89,792)	$—

The Company expected to make a contribution of $2,666,420 thousand to the defined benefit plans in next twelve months starting from March 31, 2013.

28.	EQUITY

a.	Share capital

1)	Common stock

	March 31,	December 31,	March 31,	January 1,
	2013	2012	2012	2012

Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000	$120,000,000

Number of shares issued and collected proceeds	7,757,447	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465	$77,574,465
Share premium	169,496,289	169,496,289	169,496,289	169,496,289

	$247,070,754	$247,070,754	$247,070,754	$247,070,754

The issued common stock of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of March 31, 2013, the outstanding ADSs were 295,460 thousand common shares, which equaled 29,546 thousand units and represented 3.81% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Addition paid-in capital

The adjustment of capital surplus for the three months ended March 31, 2013 and 2012 were as follows:

	Share Premium	Movements of Paid-in Capital for Associates Accounted for Using Equity Method	Share-based Payment Transactions	Donated Capital	Stockholders’ Contribution Due to Privatization	Total

Balance on January 1, 2012	$169,496,289	$—	$—	$13,170	$20,648,078	$190,157,537
Share-based payment arrangements	—	—	1,667	—	—	1,667

Balance on March 31, 2012	$169,496,289	$—	$1,667	$13,170	$20,648,078	$190,159,204

Balance on January 1, 2013	$169,496,289	$—	$4,893	$13,170	$20,648,078	$190,162,430
Movements of additional paid-in capital for associates accounted for using equity method	—	1,810	—	—	—	1,810
Share-based payment arrangements	—	—	2,877	—	—	2,877

Balance on March 31, 2013	$169,496,289	$1,810	$7,770	$13,170	$20,648,078	$190,167,117

Additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from shares issued in excess of par and donations may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

Additional paid-in capital from investments accounted for using equity method may not be used for any purpose.

The additional paid-in capital - privatization is the retrospective adjustment at the date of transition to Taiwan-IFRSs. Please refer to Note 44 to the consolidated financial statement for further details.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the three months ended March 31, 2013 and 2012, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate. If the shareholders’ meeting approved to distribute the employee bonus as stocks, the share number of the stock bonus were determined by the amount of bonus divided by the fair value of the stocks which was the closing market prices one day before shareholders’ meeting after taking into account the effects of ex-rights and ex-dividends.

When the Company appropriate the earnings generated before 2012, Rule 89 No. 100116 issued by the ministry of Financial R.O.C. and Rule No. 0950000507 issued by the FSC were followed and the special reserve was appropriated from reserve of the accounts with debit balances under stockholder’s equity. If there were any decrease of the aforementioned accounts of shareholders’ equity, the decreased amount could be reversed from the special reserve to retained earnings.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations and distributions of the 2011 earnings of Chunghwa have been approved by the board of directors on April 30, 2013 and the appropriations of the 2010 earnings of Chunghwa approved by the stockholders on June 22, 2012 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2012	For Fiscal Year 2011	For Fiscal Year 2012	For Fiscal Year 2011

Legal reserve	$3,990,397	$4,706,838
Cash dividends	35,913,099	42,361,864	$4.63	$5.46

The board of directors of Chunghwa resolved to distribute the per-share amount of $0.72 and the total amount of $5,589,240 thousand in additional paid-in capital by cash on April 30, 2013.

The bonuses to the employees and remuneration to the directors and supervisors of the 2012 and 2011 approved by the board of directors and the stockholders on April 30, 2013 and June 22, 2012 were as follows:

	2012	2011
	Cash Bonus	Cash Bonus

Bonus distributed to the employees	$1,533,082	$2,040,090
Remuneration paid to the directors and supervisors	37,484	44,446

There was no difference between the initial accrual amounts and the amounts resolved in the board of directors of the aforementioned bonuses to employees and supervisors on April 30, 2013.

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors on June 22, 2012.

The Company’s distributable earnings, bonus distributed to the employees and remuneration paid to the directors and supervisors as of the end of the period were based on the accompanying consolidated financial statements of 2012 prepared in conformity with the per-revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”), and expected to be approved by the shareholders’ meeting on June 25, 2013.

Information of the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Special reserves to be recognized for the first-time adoption of IFRS

Under Rule No. 1010012865 issued by the FSC on April 6, 2012 and the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs”, on the first-time adoption of IFRSs, an company should appropriate a special reserve of an amount the same as that of unrealized revaluation increment and cumulative translation differences (gain) transferred to retained earnings as a result of the Company’s use of exemptions under IFRS 1. However, at the date of transitions to IFRSs, if the increase in retained earnings that resulted from all IFRSs adjustments is not enough for this appropriation, only the increase in retained earnings that resulted from all IFRSs adjustments will be appropriated to special reserve. No appropriation of earnings shall be made until any shortage of the aforementioned special reserve is appropriated in subsequent years if the company has earnings and the original need to appropriate a special reserve is not eliminated.

The adjustments of IFRSs adoption resulted in the decrease of retained earnings of the Company; therefore, the Company is not required to appropriate any amount to the special reserve.

e.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan Dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on of available-for-sale financial assets

	Three Months Ended March 31
	2013	2012

Beginning balance	$257,991	$67,674
Unrealized gain (loss) on available-for-sale financial assets	(86,170)	118,241
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	436	—
Amount reclassified from equity to profit or loss on disposal	—	(7,035)

Ending balance	$172,257	$178,880

Unrealized gain (loss) on available-for-sale financial assets were accumulated gains and losses on the available-for-sale financial assets measured at fair value, which were recognized in other comprehensive income and were included in the calculation of the related disposal gain and loss or impairment loss of such financial assets upon reclassified to profits or losses.

f.	Noncontrolling interests

	Three Months Ended March 31
	2013	2012

Beginning balance	$4,441,849	$4,276,384
Shares attributed to noncontrolling interests
Net income of current period	412,994	388,019
Exchange differences arising from the translation of the net investment in foreign operations	15,388	(8,863)
Unrealized gain (loss) on available-for-sale financial assets	(2,350)	4,426
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	54	—
Adjustment for movement of additional paid-in capital of associates accounted for using equity method	4,692	—
Increase in noncontrolling interests	25,792	35,745

Ending balance	$4,898,419	$4,695,711

29.	REVENUE

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information were as discussed in Note 43.

30.	INCOME

a.	Other income and expenses

	Three Months Ended March 31
	2013	2012

Gain (loss) on disposal or abandonment of property, plant and equipment	$(4,181)	$4,755
Impairment loss on property, plant and equipment	(2,262)	—

	$(6,443)	$4,755

b.	Other income

	Three Months Ended March 31
	2013	2012

Dividends income	$18,044	$2,031
Rental income	11,113	8,707
Other	40,315	86,950

	$69,472	$97,688

c.	Other gains and losses

	Three Months Ended March 31
	2013	2012

Net foreign currency exchange gains (losses)	$25,549	$(5,748)
Gain on disposal of financial instruments	767	49,058
Gains on financial assets and liabilities at fair value through profit or loss	72	16,602
Impairment losses of financial assets carried at cost	(6,564)	—
Impairment losses of goodwill	(18,055)	—
Others	(7,698)	(18,223)

	$(5,929)	$41,689

d.	Finance costs

	Three Months Ended March 31
	2013	2012

Interest on bank borrowings	$6,187	$5,401
Other interest expenses	1,787	244

Interest expenses on financial liabilities measured at amortized costs	7,974	5,645

Loss arising on derivatives as designated hedging instruments in fair value hedges	71,471	—
Gain arising on adjustments for hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship	(71,153)	—

Other finance costs	318	—

	$8,292	$5,645

e.	Impairment loss on financial instruments

	Three Months Ended March 31
	2013	2012

Notes and account receivables	$96,876	$9,765

Other receivables	$11,690	$1,626

Financial assets carried at cost	$6,564	$—

f.	Impairment loss of non-financial assets

	Three Months Ended March 31
	2013	2012

Inventories	$92,007	$20,888

Goodwill	$18,055	$—

Property, plant and equipment	$2,262	$—

g.	Depreciation and amortization expenses

	Three Months Ended March 31
	2013	2012

Property, plant and equipment	$7,655,511	$7,726,972
Investment property	4,145	4,095
Intangible assets	296,588	268,591

Total depreciation and amortization expenses	$7,956,244	$7,999,658

Depreciation expenses summarized by functions
Operating costs	$7,139,039	$7,261,435
Operating expenses	520,617	469,632

	$7,659,656	$7,731,067

Amortization expenses summarized by functions
Operating costs	$242,316	$211,489
Operating expenses	54,272	57,102

	$296,588	$268,591

h.	Employee benefit expenses

	Three Months Ended March 31
	2013	2012

Post-employment benefit
Defined contribution plans	$83,837	$62,443
Defined benefit plans	720,013	713,246

	803,850	775,689

Other employee benefit
Salaries	6,088,606	6,100,348
Insurance	589,659	519,276
Other	3,411,175	3,283,172

	10,089,440	9,902,796

Total employee benefit expenses	$10,893,290	$10,678,485

Summary by functions
Operating costs	$6,073,394	$5,887,997
Operating expenses	4,819,896	4,790,488

	$10,893,290	$10,678,485

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense are as follows:

	Three Months Ended March 31
	2013	2012

Current tax
Current tax expenses recognized for the current period	$1,945,649	$1,946,775
Income tax adjustments on prior years	—	(730)
Other	1,419	4,651

	1,947,068	1,950,696
Deferred tax
Deferred tax expense recognized for the current period	(2,344)	35,803

Income tax recognised in profit or loss	$1,944,724	$1,986,499

b.	Income tax recognized in other comprehensive income

	Three Months Ended March 31
	2013	2012

Deferred tax
Unrealised loss on available-for-sale financial assets	$(490)	$—

c.	The related information under the Integrated Income Tax System is as follows:

Imputation credit account

All Chunghwa’s earnings generated prior to June 30, 1988 have been appropriated.

	March 31,	December 31,	March 31,	January 1,
	2013	2012	2012	2012

Balance of Imputation Credit Account (“ICA”)	$4,553,286	$4,459,457	$4,831,010	$4,899,036

The estimated and the actual creditable ratios distribution of Chunghwa’s 2012 and 2011 for earnings were 19.33% and 17.63% respectively.

When the Company appropriated the earnings generated in and after 1998, the imputation credit allocated to local shareholders’ was based on the creditable rate of dividends distribution date. Since the imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution, the estimated ratio may change when the actual distribution of imputation credit is made.

d.	Income tax examination

Chunghwa’s income tax returns have been examined by tax authorities through 2007. The following subsidiaries income tax returns have been examined by authorities through 2010: SENAO, CHPT, CHSI, SHE, CHIEF, CHI and LED. The following subsidiaries income tax returns have been examined by authorities through 2011: CHIYP, YYRP, Unigate and CHST.

32.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net income

	Three Months Ended March 31
	2013	2012

Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,201,106	$9,597,269
Assumed conversion of all dilutive potential common stock
Employee stock options of subsidiaries	(1,326)	(2,254)

Net income used to compute the diluted earnings per share	$9,199,780	$9,595,015

Weighted average number of common stock

(Thousand Shares)

	Three Months Ended March 31
	2013	2012

Weighted average number of common stock used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stock
Employee stock options of subsidiaries	19,335	25,386

Weighted average number of common stock used to compute the diluted earnings per share	7,776,782	7,782,833

According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plans

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price (NT$)

2005.09.30	2006.05.05	10,000	$12.1 (Original price $16.9)
2007.10.16	2007.10.31	6,181	$42.6 (Original price $44.2)

		16,181

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

SENAO elected not to apply IFRS 2 retrospectively for the share-based payment transactions which were granted and vested before the transition date.

Information about SENAO’s outstanding stock options for the months ended March 31, 2013 and 2012 were as follows:

	Three Months Ended March 31
	2013		2012
	Number of Options	Weighted- average Exercise Price (NT$)	Number of Options	Weighted- average Exercise Price (NT$)

Employee stock options

Options outstanding at beginning of the period	1,051	$42.6	2,278	$38.85
Options exercised	(483)	42.6	(828)	33.57
Options expired	—	—	(5)	12.10

Options outstanding at end of the period	568	42.6	1,445	41.97

Options exercisable at end of the period	568	42.6	1,445	41.97

As of March 31, 2013 information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$42.6	568	0.67	$42.6	568	$42.6

As of March 31, 2012 information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$12.1	30	0.08	$12.1	30	$12.1
42.6	1,415	1.67	42.6	1,415	42.6

Had SENAO used the fair value to evaluate the options using the Black-Scholes model, the assumptions of SENAO would have been as follows:

	Stock Options Granted as of October 31, 2007	Stock Options Granted as of May 5, 2006

Dividends yield	1.49%	—
Risk-free interest rate	2.00%	1.75%
Expected life	4.375 year	4.375 year
Expected volatility	39.82%	39.63%
Weighted-average fair value of grants	$13.69	$5.88

The board of SENAO resolved to authorize 10,000 thousand units of stock options on May 2, 2012. Each option is eligible to subscribe for one common share when exercisable. The aforementioned share-based compensation plan (2012 Plan) was effectively approved by FSC as of May 28, 2012. Under the terms of the 2012 Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value on the grant date. The 2012 Plan has exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options are valid for six years and based on the graded vesting schedule, 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date, respectively. As of April 29, 2013, SENAO has granted aforementioned options to employees.

b.	CHTP share-based compensation plan

CHTP granted 1,000 options to some of its employees in December 2008. Under the terms of CHTP Plan, each option entitles the holder to subscribe for one thousand common shares at $12.6 per share when exercisable. The options are valid for 5 years and based on the graded vesting schedule, two tranches of 30% of option will vest two and three years after the grant date, respectively, and the rest of 40% will vest four years after the grant date. There is exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, issuance of new shares in connection with mergers, issuance of global depositary receipts as well as distribution of cash dividends, except if the exercise price after adjustment exceeds the exercise price before adjustment.

For the three months ended March 31, 2013 and 2012 information about CHTP’s outstanding stock options were as follows:

	Three Months Ended March 31
	2013		2012
	Number of Options	Weighted- average Exercise Price (NT$)	Number of Options	Weighted- average Exercise Price (NT$)

Employee stock options

Options outstanding at beginning of the period	920	$10.1	920	$12.1
Options exercised	(810)	10.1	—	12.1

Options outstanding at end of the period	110	10.1	920	12.1

Options exercisable at end of the period	110	10.1	552	12.1

As of March 31, 2013, information about employee stock options outstanding is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$10.1	110	0.75	$10.1	110	$10.1

Information of employee stock options outstanding on March 31, 2012 is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$12.1	920	1.75	$12.1	552	$10.1

Had CHPT used the fair value to evaluate the options using the Black-Scholes model, the assumptions of CHPT would have been as follows:

Stock Options Granted as of December 31, 2008

Dividends yield	—
Rishfree interest rate	2.00%
Expected life	3.1 years
Expected volatility	20%
Weighted-average fair value of grants	$3.8

34.	NON-CASH TRANSACTIONS

For the months ended March 31, 2013 and 2012, the Company entered into the following non-cash investing activities:

	Three Months Ended March 31
	2013	2012

Acquisitions in property, plant and equipment	$6,117,398	$5,839,540
Other payables	1,417,271	849,769

	$7,534,669	$6,689,309

35.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Leasing arrangements

Operating leases relate to building, land and satellite owned by the Company with lease terms of between 1 to 15 years. The Company does not have an option to purchase the lease assets at the expiry of the lease period.

As of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, the refundable deposits of operating leases paid by the Company were $130,627 thousand, $117,972 thousand, $93,609 thousand and $88,007 thousand.

The lease payments recognized as expenses were as follows:

Three Months Ended March 31
2013	2012

$940,560	$894,804

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Within one year	$2,432,530	$2,636,157	$2,115,366	$2,203,237
Longer than one year but within five years	4,780,365	5,037,249	4,967,943	4,958,529
Longer than five years	221,088	235,892	392,511	256,066

	$7,433,983	$7,909,298	$7,475,820	$7,417,832

b.	The Company as lessor

Operating leases relate to the investment property and property, plant and equipment owned by the Company with lease terms of between 1 to 10 years. The lessee does not have an option to purchase the property at the expiry of the lease period.

As at March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, the received customers’ deposits of operating leases were $58,407 thousand, $53,568 thousand, $45,080 thousand and $45,074 thousand.

The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Within one year	$381,239	$429,893	$449,601	$453,561
Longer than one year but within five years	596,216	684,301	1,014,107	961,897
Longer than five years	93,301	99,635	104,456	117,543

	$1,070,756	$1,213,829	$1,568,164	$1,533,001

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Company consists of debt of the Company the equity attributable to the parent.

The Company is required to maintain minimum paid-in capital amounts as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management suggestion, the Company maintains a balance capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, proceeds from new debt or repayment of debt.

37.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Financial assets

Measured at FVTPL
Held for trading	$923	$2,994	$18,705	$6,094
Designated as at FVTPL	—	—	46,318	39,656
Held-to-maturity financial assets	15,082,702	16,046,290	15,091,155	14,696,192
Loans and receivables (Note a)	82,780,284	79,786,421	93,681,976	91,888,079
Available-for-sale financial assets (Note b)	8,698,683	7,996,436	8,694,027	5,316,676
Other financial assets - noncurrent	1,000,000	1,000,000	1,000,000	1,000,000

Financial Liabilities

Measured at FVTPL
Held for trading	84	1,959	803	3,987
Derivatives designated as hedge accounting	42,076	—	—	—
Measured at amortized cost (Note c)	27,003,338	30,999,443	27,951,304	30,340,977

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties and other receivables (classified as other current monetary assets) which were amortised cost of loans and receivables
Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.
Note c:	The balances included short-term loans, trade notes and accounts payable, other payables, payables to related parties and long-term loans which were financial liabilities carried at amortized cost.

Fair Value Information

a.	Financial instruments that are not measured at fair value

Except for the following table, the management considered that the carrying amounts of financial instruments approximate fair values or fair values of those instruments cannot be reliably measured.

	March 31, 2013		December 31, 2012		March 31, 2012		January 1, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Held-to-maturity investments	$15,082,702	$17,079,557	$16,046,290	$17,388,425	$15,091,155	$15,366,889	$14,696,192	$14,948,770
Other financial assets - noncurrent	1,000,000	1,689,271	1,000,000	1,687,473	1,000,000	1,712,779	1,000,000	1,712,009

b.	Financial instruments measured at fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

1)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

2)	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

March 31, 2013

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$923	$—	$923

Available-for-sale financial assets
Domestic listed securities
Equity investments	$3,177,863	$—	$—	$3,177,863
Bond investment	—	49,979	—	49,979
Foreign listed stocks
Equity investments	9,705	—	—	9,705
Open-end mutual funds	2,999,839	—	—	2,999,839

	$6,187,407	$49,979	$—	$6,237,386

Financial liabilities at FVTPL
Derivative financial assets	$—	$84	$—	$84

Hedging derivative financial liabilities	$—	$42,076	$—	$42,076

December 31, 2012

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$2,994	$—	$2,994

Available-for-sale financial assets
Domestic listed securities
Equity investments	$3,278,315	$—	$—	$3,278,315
Bond investment	—	50,207	—	50,207
Foreign listed stocks
Equity investments	9,661	—	—	9,661
Open-end mutual funds	2,190,392	—	—	2,190,392

	$5,478,368	$50,207	$—	$5,528,575

Financial liabilities at FVTPL
Derivative financial assets	$—	$1,959	$—	$1,959

March 31, 2012

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$18,705	$—	$18,705
Convertible bonds	—	46,318	—	46,318

	$—	$65,023	$—	$65,023

Available-for-sale financial assets
Domestic listed securities
Equity investments	$3,624,788	$—	$—	$3,624,781
Bond investment	—	76,025	—	76,025
Foreign listed stocks
Equity investments	11,595	—	—	11,595
Open-end mutual funds	2,406,540	—	—	2,406,540

	$6,042,923	$76,025	$—	$6,118,948

Financial liabilities at FVTPL
Derivative financial assets	$—	$803	$—	$803

January 1, 2012

	Level 1	Level 2	Level 3		Total

Financial assets at FVTPL
Derivative financial assets	$—	$6,094		$—	$6,094
Convertible bonds	—	39,656		—	39,656

	$—	$45,750	$		$45,750

Available-for-sale financial assets
Domestic listed securities
Equity investments	$528,236	—		—	$528,236
Bond investment	—	76,209		—	76,209
Open-end mutual funds	2,137,201	—		—	2,137,201

	$2,665,437	$76,209		$—	$2,741,646

Financial liabilities at FVTPL
Derivative financial assets	$—	$3,987		$—	$3,987

There were no transfers between Level 1 and 2 for the three months ended March 31, 2013 and 2012.

c.	Valuation techniques and assumptions applied for the purposes of measuring fair value.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes listed stocks, emercing market stocks, convertible bonds, and open-end mutual funds). If such prices are not available, valuation techniques are adopted. Estimates and assumptions used in valuation techniques are consistent with the information used by market participants in determining the prices of financial instruments.

2)	The fair values of derivative instruments are calculated using quoted prices. Where such prices are not available, the value of the forward exchange and swap contracts were calculated based on the forward exchange rate on the maturity date quoted by the financial institutions seperately. Estimates and assumptions used in valuation techniques are consistent with the information used by market participants in determining the prices of financial instruments.

3)	Other financial assets - noncurrent is a Piping Fund administered by the Taipei City Government. The fair values of the Piping fund are calculated using the proportion of the net assets held by the Company.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payables and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors. Those derivatives are used to hedge the risks of exchange rate and interest rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company needs to report the significant risk exposures and related action plans for the risk regularly to the audit committee and the board of directors if needed.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses currency swap and forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk management

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Assets
USD	$4,402,040	$4,345,970	$5,987,125	$4,924,164
HKD	343,927	337,620	649,975	476,767
JPY	2,387	47,667	36,942	44,653
SGD	14	126,478	109,386	825,570
RMB	331,474	350,443	29,633	6,091
Liabilities
USD	3,743,306	3,607,930	4,893,190	3,505,152
HKD	96,275	83,679	2,951	3,101
JPY	5,125	13,253	9,609	5,156
SGD	1,632	20,695	134,088	83,426
EUR	1,098,349	1,310,892	1,280,740	1,098,504
RMB	4,256	58,143	72,678	74,661

The carrying amount of the company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Assets
USD	$923	$2,994	$18,705	$6,094
Liabilities
USD	42,160	1,959	803	3,987

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, currency swaps and forward foreign exchange contracts, and adjusts their translation at the period end for a 5% change in foreign currency rates. A positive number below indicates an increase in profit where the functional currency weakens 5% against the relevant currency. For a 5% strengthening of the functional currency against the relevant currency, there would be a comparable impact on the profit, and the balances below would be negative.

	Three Months Ended March 31
	2013	2012

Profit or loss
Monetary assets and liabilities (a)
USD	$32,937	$54,697
HKD	12,383	32,351
JPY	(137)	1,367
SGD	(81)	(1,235)
EUR	(54,917)	(64,037)
RMB	16,361	7,848
Derivatives (b)
USD	160,566	114,351

a)	This is mainly attributable to the exposure outstanding on foreign currency denominated receivables and payables in the Company at the end of the reporting period.
b)	This is mainly attributable to the swaps and forward foreign exchange contracts.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities are as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Fair value interest rate risk
Financial assets	$49,288,164	$47,127,489	$66,297,993	$62,467,987
Financial liabilities	151,873	115,845	153,723	178,840
Cash flow interest rate risk
Financial assets	4,410,842	5,445,262	3,195,023	4,403,225
Financial liabilities	1,754,000	2,054,000	1,655,000	1,656,419

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit for the three months ended March 31, 2013 would increase/decrease by $6,642 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial instruments and short-term and long-term loan; and other comprehensive income for the three months ended March 31, 2013 would decrease/increase by $30 thousand, mainly as a result of the changes in the fair value of available-for-sale fixed rate instruments.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit for the three months ended March 31, 2012 would increase/decrease by $3,850 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term borrowings; and other comprehensive income for the three months ended March 31, 2012 would decrease/increase by $151 thousand, mainly as a result of the changes in the fair value of available-for-sale fixed rate instruments.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower:

Other comprehensive income would increase/decrease by $306,321 thousand as a result of the changes in fair value of available-for-sale assets for the three months ended March 31, 2013.

Other comprehensive income would increase/decrease by $292,503 thousand as a result of the changes in fair value of available-for-sale assets for the three months ended March 31, 2012.

b.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk management

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

March 31, 2013

Non-derivative financial liabilities
Non-interest bearing	—	$33,984,637	$—	$4,151	$—	$33,988,788
Floating interest rate instruments	1.20%	—	—	4,000	1,750,000	1,754,000
Fixed interest rate instruments	1.68%	—	100,000	51,873	—	151,873

		$33,984,637	$100,000	$60,024	$1,750,000	$35,894,661

(Continued)

	Weighted Average Effective Interest	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

December 31, 2012

Non-derivative financial liabilities
Non-interest bearing	—	$40,444,663	$—	$7,884	$—	$40,452,547
Floating interest rate instruments	1.32%	4,000	—	—	2,050,000	2,054,000
Fixed interest rate instruments	1.75%	48,372	—	67,473	—	115,845

		$40,497,035	$—	$75,357	$2,050,000	$42,622,392

March 31, 2012

Non-derivative financial liabilities
Non-interest bearing	—	$36,357,205	$—	$3,422	$—	$36,360,627
Floating interest rate instruments	1.10%	—	—	605,000	1,050,000	1,655,000
Fixed interest rate instruments	1.66%	—	—	153,723	—	153,723

		$36,357,205	$—	$762,145	$1,050,000	$38,169,350

January 1, 2012

Non-derivative financial liabilities
Non-interest bearing	—	$41,352,592	$—	$2,585	$—	$41,355,177
Floating interest rate instruments	1.10%	5,000	1,419	600,000	1,050,000	1,656,419
Fixed interest rate instruments	1.72%	90,840	79,628	—	8,372	178,840

		$41,448,432	$81,047	$602,585	$1,058,372	$43,190,436

(Concluded)

The following table details the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

March 31, 2013

Gross settled

Currency swap contracts
Inflow	$1,398,638	$1,275,151	$—	$—	$2,673,789
Outflow	1,432,661	1,283,204	—	—	2,715,865

	$(34,023)	$(8,053)	$—	$—	$(42,076)

Forward exchange contracts
Inflow	$497,758	$—	$—	$—	$497,758
Outflow	496,919	—	—	—	496,919

	$839	$—	$—	$—	$839

(Continued)

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

December 31, 2012

Gross settled

Currency swap contracts
Inflow	$726,370	$1,194,098	$—	$—	$1,920,468
Outflow	727,214	1,192,487	—	—	1,919,701

	$(844)	$1,611	$—	$—	$767

Forward exchange contracts
Inflow	$154,572	$—	$—	$—	$154,572
Outflow	154,304	—	—	—	154,304

	$268	$—	$—	$—	$268

March 31, 2012

Net settled

Index future contracts	$177	$(208)	$—	$—	$(31)

Gross settled

Currency swap contracts
Inflow	$932,405	$1,062,816	$—	$—	$1,995,221
Outflow	914,958	1,062,106	—	—	1,977,064

	$17,447	$710	$—	$—	$18,157

Forward exchange contracts
Inflow	$309,960	$—	$—	$—	$309,960
Outflow	310,184	—	—	—	310,184

	$(224)	$—	$—	$—	$(224)

January 1, 2012

Net settled

Index future contracts	$277	$(526)	$—	$—	$(249)

Gross settled

Currency swap contracts
Inflow	$940,676	$937,438	$—	$—	$1,878,114
Outflow	938,492	937,193	—	—	1,875,685

	$2,184	$245	$—	$—	$2,429

Forward exchange contracts
Inflow	$59,565	$—	$—	$—	$59,565
Outflow	59,638	—	—	—	59,638

	$(73)	$—	$—	$—	$(73)

(Concluded)

2)	Financing facilities

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Unsecured bank loan facility
Amount used	$155,873	$511,473	$475,000	$475,000
Amount unused	8,594,127	8,638,527	8,025,000	8,525,000

	$8,750,000	$9,150,000	$8,500,000	$9,000,000

Secured bank loan facility
Amount used	$1,750,000	$2,050,000	$1,650,000	$1,651,419
Amount unused	600,000	600,000	—	—

	$2,350,000	$2,650,000	$1,650,000	$1,651,419

38.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not collected by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the consolidated financial statements:

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Associate
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Associate
Skysoft Co., Ltd. (“SKYSOFT”)	Associate
KingWaytek Technology Co., Ltd. (“KWT”)	Associate
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Associate
Viettel-CHT Co., Ltd. (“Viettel”)	Associate
Huada Digital Corporation (“HDD”)	Jointly controlled entity
International Integrated System, Inc. (“IISI”)	Associate
Senao Networks, Inc. (“SNI”)	Associate of SENAO
HopeTech Technologies Limited (“HopeTech”)	Associate of SIS
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Associate
Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd. (“Sochamp”)	Investor of significant influence over CHST

b.	Term of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements.

1)	Operating transactions

	Sales		Purchase
	Three Months Ended March 31		Three Months Ended March 31
	2013	2012	2012	2012

Associates	$87,708	$124,480	$338,318	$285,186

Jointly controlled entities	$976	$342	$571	$—

Others	$1,329	$—	$47,480	$4,389

2)	Non-operating transactions

	Three Months Ended March 31
	2013	2012

Associates	$8,068	$7,803

3)	Receivables

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Associates	$40,949	$43,822	$38,050	$34,064
Jointly controlled entities	—	19	—	—
Others	—	96	—	—

	$40,949	$43,937	$38,050	$34,064

4)	Payables

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Associates	$527,608	$832,957	$362,330	$783,688
Others	5,458	4,373	4,385	4,459

	$533,066	$837,330	$366,715	$788,147

5)	Customers’ deposits

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Associates	$2,942	$2,695	$1,670	$2,005

6)	Acquisition of property, plant and equipment

	Three Months Ended March 31
	2013	2012

Associates	$510,738	$34,064

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the three months ended March 31, 2013 was $104,593 thousand, which consisted of an offsetting credit of the prepayment of $51,128 thousand and an additional accrual of $53,465 thousand. The prepayment was $2,726,855 thousand (classified as prepaid rents-current $204,514 thousand, and prepaid rents-noncurrent $2,522,341 thousand) as of March 31, 2013.

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the three months ended March 31, 2013 was as follows:

	Three Months Ended March 31
	2013	2012

Short-term benefits	$77,300	$74,029
Post-employment benefits	573	509

	$77,873	$74,538

The remuneration of directors and key executives is determined by the compensation committee having regard to the performance of individual and market trends.

39.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term bank loans and contract deposits.

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Property, plant and equipment, net	$2,690,544	$2,693,863	$2,720,059	$2,736,212
Construction sites	1,998,733	1,998,733	—	—
Restricted assets (included in other noncurrent assets - others)	10,000	10,000	8,672	9,033

	$4,699,277	$4,702,596	$2,728,731	$2,745,245

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of telecommunications equipment were of $24,301,293 thousand as of March 31, 2013.

b.	Unused letters of credit were of $150,000 thousand as of March 31, 2013.

c.	Contract to print billing, envelopes and marketing gifts were of $39,986 thousand as of March 31, 2013.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

41.	EXCHANGE RATE INFORMATION OF FOREIGN FINANCIAL ASSETS AND LIABILITIES

The significant information of foreign-currency financial assets and liabilities as below:

	March 31, 2013			March 31, 2012
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Financial assets

Monetary items
Cash
USD	$17,081	29.83	$509,440	$21,595	29.51	$637,283
HKD	51,787	3.84	199,019	112,157	3.80	426,197
JPY	6,630	0.32	2,103	83,411	0.36	30,028
SGD	1	24.07	14	4,657	23.49	109,386
RMB	65,935	4.80	316,688	48,639	4.69	228,116
Accounts receivable
USD	130,515	29.83	3,892,600	181,289	29.51	5,349,842
HKD	37,707	3.84	144,908	58,858	3.80	223,778
RMB	3,079	4.80	14,786	—	—	—
JPY	896	0.32	284	—	—	—
Non-monetary items
Available-for-sale financial assets
USD	100,907	29.83	3,009,544	73,546	29.51	2,170,334
Investments accounted for using equity method
USD	828	29.83	24,724	735	29.51	21,694
SGD	19,425	24.07	579,349	20,890	23.49	490,707

Financial liabilities

Monetary items
Payable to suppliers
USD	125,509	29.83	3,743,306	165,815	29.51	4,893,190
EUR	28,730	38.23	1,098,349	32,498	39.41	1,280,740
HKD	25,052	3.84	96,275	—	—	—
SGD	68	24.07	1,632	5,708	23.49	134,088
RMB	886	4.80	4,256	15,496	4.69	72,678
JPY	16,156	0.32	5,125	—	—	—

	December 31, 2012			January 1, 2012
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Financial assets

Monetary items
Cash
USD	$13,380	29.04	$388,545	$8,392	30.28	$254,110
HKD	63,697	3.75	238,674	121,692	3.90	474,599
JPY	106,647	0.34	35,834	78,436	0.39	30,590
SGD	5,323	23.76	126,478	35,417	23.31	825,570
Accounts receivable
USD	136,275	29.04	3,957,425	154,229	30.28	4,670,054
HKD	26,407	3.75	98,946	556	3.90	2,168
RMB	14,075	4.66	65,591	1,073	4.81	5,163
JPY	35,218	0.34	11,833	35,558	0.39	14,063
Non-monetary items
Available-for-sale financial assets
USD	75,517	29.04	2,193,024	68,243	30.28	2,066,398
Investments accounted for using equity method
USD	1,046	29.04	30,376	710	30.28	21,668
SGD	22,798	23.76	541,672	19,827	23.31	462,161

Financial liabilities

Monetary items
Accounts payable
USD	124,240	29.04	3,607,930	115,758	30.28	3,505,152
EUR	34,058	38.49	1,310,892	28,037	39.18	1,098,504
HKD	22,337	3.75	83,679	795	3.90	3,101
SGD	871	23.76	20,695	3,579	23.31	83,426
RMB	12,477	4.66	58,143	15,522	4.81	74,661
JPY	39,397	0.34	13,253	13,186	0.39	5,156

42.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 6.

j.	Financial transactions: Please see Notes 7, 10 and 37.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

43.	SEGMENT INFORMATION

The Company has five reportable segments that provide different products or services. Segment information is provided to the board of directors and CEO who allocate resources and assess segment performance. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Segment Revenue and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Three months ended March 31, 2013

Revenue
From external customers	$18,052,397	$27,897,583	$6,017,476	$3,816,889	$832,648	$56,616,993
Intersegment revenues	4,681,420	1,443,772	862,396	415,446	188,590	7,591,624

Segment revenues	$22,733,817	$29,341,355	$6,879,872	$4,232,335	$1,021,238	64,208,617

Intersegment elimination						(7,591,624)

Consolidated revenues						$56,616,993

Segment profit or loss	$4,768,360	$4,849,741	$2,163,481	$340,228	$(562,986)	$11,558,824

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Three months ended March 31, 2012

Revenue
From external customers	$19,174,026	$25,581,549	$6,186,945	$3,643,905	$897,441	$55,483,866
Intersegment revenues	4,096,960	1,661,560	670,616	523,129	284,875	7,237,140

Segment revenues	$23,270,986	$27,243,109	$6,857,561	$4,167,034	$1,182,316	62,721,006

Intersegment elimination						7,237,140)

Consolidated revenues						$55,483,866

Segment profit or loss	$4,657,302	$5,178,956	$2,238,894	$113,195	$(216,560)	$11,971,787

44.	DISCLOSURE FOR FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Basis of the preparation of financial information under IFRSs

The consolidated financial statements for the three months ended March 31, 2013 are the first interim financial statement under Taiwan-IFRSs. As the basis of the preparation, the Company complied with IFRS 1 “First-time adoption of International Financial Reporting Standards” in addition to the significant accounting policies in stated Note 3.

b.	Based on IFRS 1 “First-time adoption of International Financial Reporting Standards”, when the Company first adopts IFRSs, the Company should apply the IFRSs to establish its accounting policies, prepare its financial statements and make required adjustments retroactively to the transition date (January 1, 2012). IFRS 1 provided several optional exemptions. The main exemptions adopted by the Company were discussed as follows:

1)	Business combination

The Company elected not to apply IFRS 3 retrospectively to business combinations occurred on or before December 31, 2011.

2)	Share-based payment transactions

The Company elected not to apply IFRS 2 retrospectively to the share-based payment transactions which were granted and vested on or before December 31, 2011.

3)	Deemed costs

The Company elected to measure its revalued land at the date of transition to Taiwan-IFRSs at its revalued amount determined under ROC GAAP as its deemed cost. The other property, plant and equipment, investment properties and intangible assets were measured at cost model under Taiwan-IFRSs.

4)	Employee benefits

The Company elected to recognize all unrecognized cumulative actuarial gains and losses as retained earnings as of January 1, 2012.

The impacts of the aforementioned optional exemptions were included in the following part d of “explanation for the adjustments of IFRSs transition”.

c.	Impacts after transition to IFRSs

The impacts on the consolidated balance sheet and the consolidated statement of comprehensive income after transition to IFRSs are as follows:

1)	Reconciliation of consolidated balance sheet as of January 1, 2012

		Adjustments		IFRSs		Notes
ROC GAAP		Differences in Recognitions and	Differences in
Items	Amount	Measurements	Presentations	Amount	Items

Current assets	$106,538,985	$(349,790)	$(115,464)	$106,073,731	Current assets	4), 9), 13)
Investments accounted for using equity method	2,563,636	(7,619)	—	2,556,017	Investments accounted for using equity method	10)
Financial assets carried at cost	2,760,225	—	(185,195)	2,575,030	Financial assets carried at cost	13)
Available-for-sale financial assets	57,739	—	185,195	242,934	Available-for-sale financial assets	13)
Held-to-maturity financial assets	13,494,891	—	—	13,494,891	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		13)
Property, plant and equipment	302,612,014	—	(7,580,183)	295,031,831	Property, plant and equipment	1), 2), 13)
		—	9,060,081	9,060,081	Investment properties	1), 2)
Intangible assets	6,330,253	11,639	12,475	6,354,367	Intangible assets	13)
Other assets	7,562,539	581,747	(356,827)	7,787,459	Other noncurrent assets	1), 2), 4), 5), 6), 13)

Total	$442,920,282	$235,977	$20,082	$443,176,341	Total

Current liabilities	$59,280,808	$567,407	$—	$59,848,215	Current liabilities	7), 8), 9)
Noncurrent liabilities	10,501,840	2,859,555	115,068	13,476,463	Noncurrent liabilities	4), 6), 7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	69,877,634	3,426,962	20,082	73,324,678	Total liabilities

Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,536,289	20,621,248	—	190,157,537	Additional paid-in capital	6), 12)
Retained earnings	115,866,869	(18,052,348)	—	97,814,521	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12)
Other adjustments	5,753,403	(5,724,647)	—	28,756	Other adjustments	3), 6), 10)

Total equity attributable to stockholders of the parent	368,731,026	(3,155,747)	—	365,575,279	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,311,622	(35,238)	—	4,276,384	Noncontrolling interests	5), 6), 10), 11)

Total stockholders’ equity	373,042,648	(3,190,985)	—	369,851,663	Total shareholders’ equity

Total	$442,920,282	$235,977	$20,082	$443,176,341	Total

2)	Reconciliation of consolidated balance sheet as of March 31, 2012

		Adjustments		IFRSs		Notes
ROC GAAP		Differences in Recognitions and	Differences in
Items	Amount	Measurements	Presentations	Amount	Items

Current assets	$112,051,611	$(405,476)	$(110,998)	$111,535,137	Current assets	4), 9), 13)
Investments accounted for using equity method	2,716,972	(9,621)	—	2,707,351	Investments accounted for using equity method	10), 12)
Financial assets carried at cost	2,758,779	—	(183,700)	2,575,079	Financial assets carried at cost	13)
Available-for-sale financial assets	3,211,161	—	183,700	3,394,861	Available-for-sale financial assets	13)
Held-to-maturity financial assets	14,590,889	—	—	14,590,889	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		13)
Property, plant and equipment	300,698,722	—	(7,583,777)	293,114,945	Property, plant and equipment	1), 2), 13)
		—	9,055,986	9,055,986	Investment properties	1), 2)
Intangible assets	6,128,271	11,639	10,158	6,150,068	Intangible assets	13)
Other assets	7,496,996	549,401	(361,106)	7,685,291	Other noncurrent assets	1), 2), 4), 5), 6), 13)

Total	$450,653,401	$145,943	$10,263	$450,809,607	Total

Current liabilities	$57,098,131	$495,064	$—	$57,593,195	Current liabilities	7), 8), 9)
Noncurrent liabilities	10,429,575	2,735,141	105,249	13,269,965	Noncurrent liabilities	4), 5), 6), 7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	67,622,692	3,230,205	10,263	70,863,160	Total liabilities

Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,538,331	20,620,873	—	190,159,204	Additional paid-in capital	6), 12)
Retained earnings	125,356,372	(17,944,582)	—	107,411,790	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12)

Other adjustments	5,829,807	(5,724,530)	—	105,277	Other adjustments	3), 6), 10)

Total equity attributable to stockholders of the parent	378,298,975	(3,048,239)	—	375,250,736	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,731,734	(36,023)	—	4,695,711	Noncontrolling interests	5), 6), 10), 11)

Total stockholders’ equity	383,030,709	(3,084,262)	—	379,946,447	Total shareholders’ equity

Total	$450,653,401	$145,943	$10,263	$450,809,607	Total

3)	Reconciliation of consolidated balance sheet as of December 31, 2012

		Adjustments		IFRSs		Notes
ROC GAAP		Differences in Recognitions and	Differences in
Items	Amount	Measurements	Presentations	Amount	Items

Current assets	$100,995,487	$—	$(142,364)	$100,853,123	Current assets	4), 9), 13)
Investments accounted for using equity method	2,249,955	(9,663)	—	2,240,292	Investments accounted for using equity method	10), 12)
Financial assets carried at cost	2,550,211	—	(82,350)	2,467,861	Financial assets carried at cost	13)
Available-for-sale financial assets	3,195,965	—	82,350	3,278,315	Available-for-sale financial assets	13)
Held-to-maturity financial assets	11,796,144	—	—	11,796,144	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		13)
Property, plant and equipment	303,650,145	—	(6,307,796)	297,342,349	Property, plant and equipment	1), 2), 13)
		—	7,788,898	7,788,898	Investment properties	1), 2)
Intangible assets	5,812,709	11,639	33,647	5,857,995	Intangible assets	13)
Other assets	8,196,205	732,491	(364,954)	8,563,742	Other noncurrent assets	1), 2), 4), 5), 6), 13)

Total	$439,446,821	$734,467	$7,431	$440,188,719	Total

Current liabilities	$56,783,972	$64,503	$—	$56,848,475	Current liabilities	7), 8), 9)
Noncurrent liabilities	12,657,649	3,251,642	102,417	16,011,708	Noncurrent liabilities	4), 5), 6), 7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	69,536,607	3,316,145	7,431	72,860,183	Total liabilities

Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,544,058	20,618,372	—	190,162,430	Additional paid-in capital	6), 11), 12)
Retained earnings	113,408,979	(18,420,248)	—	94,988,731	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12)
Other adjustments	4,914,892	(4,753,831)	—	161,061	Other adjustments	3), 5), 6), 10)

Total equity attributable to stockholders of the parent	365,442,394	(2,555,707)	—	362,886,687	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,467,820	(25,971)	—	4,441,849	Noncontrolling interests	5), 6), 10), 11)

Total stockholders’ equity	369,910,214	(2,581,678)	—	367,328,536	Total shareholders’ equity

Total	$439,446,821	$734,467	$7,431	$440,188,719	Total

4)	Reconciliation of consolidated statement of comprehensive income for the three months ended March 31, 2012

		Adjustments		IFRSs		Notes
ROC GAAP		Differences in Recognitions and	Differences in
Items	Amount	Measurements	Presentations	Amount	Items

Net revenues	$55,418,294	$65,572	$—	$55,483,866	Revenues	7), 8), 9)
Operating costs	(36,622,429)	41,778	(273)	(36,580,924)	Operating costs	7), 9), 14)

Gross profits	18,795,865	107,350	(273)	18,902,942	Gross profit
Operating expenses	(7,464,950)	33,308	273	(7,431,369)	Operating expenses	6), 7), 9), 14)

	—	—	4,755	4,755	Other income and expense	14)

Income from operations	11,330,915	140,658	4,755	11,476,328	Income from operations
Non-operating income and losses	501,958	(1,744)	(4,755)	495,459	Non-operating income and expenses	3), 10)

Income before income tax	11,832,873	138,914	—	11,971,787	Income before income tax
Income tax expense	(1,954,566)	(31,933)	—	(1,986,499)	Income tax expenses	5), 14)

Consolidated net income	$9,878,307	$106,981	$—	9,985,288	Net income

				(37,080)	Exchange differences arising from the translation of the foreign operations
				115,632	Unrealized gain on available-for-sale financial assets
				(6,468)	Share of other comprehensive income of associates and jointly controlled entities accounted for using equity method

				72,084	Total other comprehensive income

				$10,057,372	Total comprehensive income

5)	Reconciliation of consolidated statement of comprehensive income for year ended December 31, 2012

		Adjustments		IFRSs		Notes
ROC GAAP		Differences in Recognitions and	Differences in
Items	Amount	Measurements	Presentations	Amount	Items

Net revenues	$220,130,888	$1,288,941	$—	$221,419,829	Revenues	7), 8), 9)
Operating costs	(141,177,220)	(334,456)	(1,132)	(141,512,808)	Operating costs	6), 7), 9), 14)

Gross profits	78,953,668	954,485	(1,132)	79,907,021	Gross profit
Operating expenses	(30,040,263)	39,568	35,195	(29,965,500)	Operating expenses	6), 7), 9), 11), 14)
	—	—	(1,506,660)	(1,506,660)	Other income and expense	14)

Income from operations	48,913,405	994,053	(1,472,597)	48,434,861	Income from operations
Non-operating income and losses	(17,242)	3,221	1,506,811	1,492,790	Non-operating income and expenses	3), 10), 12)

Income before income tax	48,896,163	997,274	34,214	49,927,651	Income before income tax
Income tax expense	(7,858,421)	(119,136)	(34,214)	(8,011,771)	Income tax expenses	5), 14)

Consolidated net income	$41,037,742	$878,138	$—	41,915,880	Net income

				(57,959)	Exchange differences arising from the translation of the foreign operations
				192,114	Unrealized gain on available-for-sale financial assets
				(1,496,742)	Actuarial gains and losses on defined benefit plans	6)
				254,446	Tax relating to each component of other comprehensive income	5)
				(26,373)	Share of other comprehensive income of associates and jointly controlled entities accounted for using equity method	10)

				(1,134,514)	Total other comprehensive income

				$40,781,366	Total comprehensive income

d.	Explanation for the adjustments of IFRSs transition:

1)	Classification of investment property

On January 1, 2012, the assets that met definitions of investment property under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $8,596,664 thousand, and other assets - idle assets of $463,417 thousand, to investment property. The total amount of reclassification was $9,060,081 thousand. On March 31, 2012, the assets that met definition of investment property were reclassified from property, plant and equipment, $8,592,569 thousand, and other assets - idle assets, $463,417 thousand, to investment property. The total amount of reclassification was $9,055,986 thousand.

On December 31, 2012, the assets that met definition of investment property were reclassified from property, plant and equipment, $7,329,796 thousand, and other assets - idle assets, $459,102 thousand, to investment property. The total amount of reclassification was $7,788,898 thousand.

2)	Classification of leased assets and idle assets

Under ROC GAAP, leased and idle assets were classified as other assets; after the transition to IFRSs, leased and idle assets were reclassified to property, plant and equipment or investment property based on the nature of these assets.

The Company reclassified leased assets to property, plant and equipment and the amounts were $400,453 thousand, $397,724 thousand and $389,521 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Except for the abovementioned Item 1) which discussed the reclassification from idle assets to investment property, the Company reclassified the remaining idle assets to property, plant and equipment amounting to $436,619 thousand, $436,024 thousand and $415,479 thousand, as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively.

3)	Deemed costs of property, plant and equipment

The Company elected to apply the optional exemption in IFRS 1. The management measured land (classified as property, plant and equipment and investment property under Taiwan-IFRSs) at its revalued amount which was determined under ROC GAAP as deemed costs. On January 1, 2012, the Company reclassified the unrealized revaluation increment (classified as stockholders’ equity) to retained earnings and the amount was $5,762,753 thousand. This reclassification did not affect total equity. Due to the disposal of some assets and recognition of impairment loss of the revalued assets, unrealized revaluation increment reclassified to retained earnings decreased by $117 thousand, and unrealized revaluation increment as of March 31, 2012 was $5,762,636 thousand. As a result of the above adjustments, gain on disposal of property, plant and equipment reduced by $117 thousand for the three months ended March 31, 2012. Due to the disposal of certain revalued assets and recognition of impairment loss of the revalued assets, unrealized revaluation increment reclassified to retained earnings decreased by $350 thousand and $2,054 thousand, respectively and unrealized revaluation increment as of December 31, 2012 was $5,760,349 thousand. As a result of the above adjustments, gain on disposal of property, plant and equipment reduced by $350 thousand and impairment loss increased by $2,054 thousand for the year ended December 31, 2012.

4)	Classification of deferred income tax asset and liability, and valuation allowance

Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability. When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. However, under Taiwan-IFRSs, a deferred income tax asset and liability should be classified as noncurrent, and could not be offset. Deferred income tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on the same entity.

Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent. However, under Taiwan-IFRSs, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under Taiwan-IFRSs.

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the reserve for land value incremental tax caused by revaluation of land is classified as long-term liabilities. Under Taiwan-IFRSs, if the Company elects to apply the IFRS 1 exemption and measure the revalued land using the carrying amount determined under ROC GAAP as its deemed cost, the related reserve for land value incremental tax should be classified as deferred income tax liabilities.

The Company reclassified its deferred income tax assets - current to noncurrent assets and the amounts were $115,464 thousand, $110,998 thousand and $142,929 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Further, deferred income tax liabilities, which were netted with deferred income tax assets under ROC GAAP, were reversed. As a result of such reversal, deferred income tax liabilities - noncurrent and deferred income tax assets - noncurrent increased by $20,082 thousand, $10,263 thousand and $7,431 thousand, respectively, and reserve for land value incremental tax of $94,986 thousand was also reclassified as deferred income tax liabilities - noncurrent under Taiwan-IFRSs.

5)	Income tax

Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to IFRSs are as follows: Deferred income tax assets increased by $596,271 thousand, $564,423 thousand and $731,560 thousand (including the tax effects of actuarial gains and losses from defined benefit plans of $254,446 thousand) as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; retained earnings increased by $587,418 thousand, $555,564 thousand and $719,807 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; noncontrolling interests increased by $8,853 thousand, $8,774 thousand and $11,774 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Deferred income tax liabilities increased by $85 thousand and decreased by $21 thousand as of March 31 and December 31, 2012. For the three months ended March 31, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $31,848 thousand in deferred tax assets and increased by $85 thousand in deferred income tax liabilities), income tax expense increased by $31,933 thousand. For the year ended December 31, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $119,157 thousand in deferred tax assets and decreased by $21 thousand in deferred income tax liabilities), income tax expense increased by $119,136 thousand and other comprehensive income gains (the tax income related to other comprehensive income) increased by $254,446 thousand.

6)	Employee benefits

Under ROC GAAP, net transaction obligation that was resulted from the first time adoption of SFAS No. 18, “Pension” should be amortized on a straight-line basis over the average remaining service life of active plan participants and recognized as net periodic pension cost. After the transition to Taiwan-IFRSs, transitional rules in IAS 19, “Employee Benefits” was not applicable, thus the related amounts of net transaction obligation should be recognized at once and adjusted in retain earnings.

Under ROC GAAP, actuarial gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants. However, under Taiwan-IFRSs, the Company elected to recognize pension gains arising from defined benefit plans as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

As a result of the aforementioned adjustments, other liabilities increased by $1,549,205 thousand, $1,548,040 thousand and $2,078,862 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; other noncurrent assets decreased by $14,524 thousand, $15,022 thousand and increased by $931 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; retained earnings decreased by $1,512,039 thousand, $1,511,838 thousand and $2,990,802 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; unrecognized net losses of pension decreased by $215 thousand, $215 thousand and $957,202 thousand as of January 1, 2012 and December 31, 2012, respectively; noncontrolling interests decreased by $51,905 thousand, $51,439 thousand and $44,331 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. For the three months ended March 31, 2012, pension cost decreased by $667 thousand in operating expenses. For the year ended December 31, 2012, pension cost was decreased by $793 thousand which increased $169 thousand in operating costs and decreased $962 thousand in operating expenses and actuarial losses arising from defined benefit plans (classified as other comprehensive income) decreased by $1,496,742 thousand.

In addition, prior to Chunghwa’s privatization in 2005, the pension contributions were made according to the relevant regulations. After privatization, the pension obligations of retained employees that were civil employees and retired employees entitled to receive future monthly pension payments prior to privatization based on the “Labor Pension Act”, “Act of Privatization of Government-Owned Enterprises”, and “Enforcement Rules of Statute of Privatization of Government-Owned Enterprises” were borne by the government. The settlement impact upon privatization of $20,648,078 thousand derived according to the actuarial report under IAS 19 shall be retroactively adjusted from retained earnings to additional paid-in capital - privatization at the date of transition to Taiwan-IFRSs.

7)	Award credits (often known as “points”)

Under ROC GAAP, there’s no relevant guidance about award credits. After the transition to Taiwan-IFRSs, Chunghwa applied IFRIC 13, “Customer Royalty Program” retroactively. The award credit should be measured at its fair value and defer the recognition of revenue. When the customers redeem the points, the related revenues and costs shall be recognized. The guidance replaced Chunghwa’s accounting policy that Chunghwa would accrue as expenses when the award credits were granted.

Accrued award credits liabilities (classified as other current liabilities) decreased by $70,036 thousand, $88,786 thousand and $120,863 thousand as of January 1, 2012 and December 31, 2012, respectively; deferred award credits revenue (classified as noncurrent liabilities - deferred revenue) increased by $24,242 thousand, $34,219 thousand and $72,059 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; retained earnings increased by $45,794 thousand, $54,567 and $48,804 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. The revenue decreased by $9,977 thousand, the marketing expenses decreased by $25,552 thousand and the operating cost increased by $6,803 thousand for the three months ended March 31, 2012. The revenue decreased by $47,817 thousand, the marketing expenses decreased by $80,105 thousand and the operating cost increased by $29,278 thousand for the year ended December 31, 2012.

8)	Recognition of revenue from providing fixed line connection service

Prior to privatization, according to the laws and regulations applicable to state-owned enterprises in Taiwan, Chunghwa recorded revenue from providing fixed line connection service at the time the service was performed. Under Taiwan-IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided.

Chunghwa retrospectively adjusted the deferred income of $1,925,816 thousand, $1,739,273 thousand and $1,286,108 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively, by decreasing retained earnings and increasing the deferred revenue from providing fixed line connection service ($639,708 thousand, $586,476 thousand and $185,366 thousand were classified as other current liabilities; $1,286,108 thousand, $1,152,797 thousand and $1,100,742 thousand were classified as noncurrent liabilities - deferred revenue as of January 1, March 31 and December 31, 2012, respectively). For the three months ended March 31, 2012, revenue from providing fixed line connection service increased by $186,543 thousand. For the year ended December 31, 2012, revenue from providing fixed line connection service increased by $639,708 thousand.

9)	Recognition of construction contract revenue

The construction contracts did not meet the criteria in IFRIC 15.11, therefore IAS 11 “Construction Contracts” does not apply. The Company could only recognize the revenues when the projects are completed and sold out based on IAS 18, “Revenue”. Due to the reasons mentioned above, the Company reversed the revenue that was recognized based on percentage completion method, and recognize the related revenue, cost and expense when the project is completed in 2012.

Inventories decreased by $392,040 thousand, $454,454 and nil as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; deferred marketing expenses (classified as other current assets) increased by $42,250 thousand, $48,978 thousand and nil as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; accrued expenses (classified as other current liabilities - accrued expense) decreased by $2,265 thousand, $2,626 thousand and nil of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; retained earnings were decreased by $347,525 thousand, $402,850 thousand and nil as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. The construction revenue decreased by $110,995 thousand, the construction cost decreased by $48,581 thousand and the marketing expenses decreased by $7,089 thousand for the three months ended March 31, 2012. The construction revenue increased by $697,050 thousand, the construction cost increased by $305,009 thousand and the marketing expenses increased by $44,516 thousand for the year ended December 31, 2012.

10)	Equity method investments

Associates and jointly controlled entities are accounted for using equity method upon the Company’s transition to IFRSs, the main adjustment includes employee benefit and share-based payments, etc. As a result, long-term investments decreased by $7,619 thousand, $9,246 thousand and $9,394 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; retained earnings decreased by $40,028 thousand, $40,483 thousand and $52,057 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; unrecognized net loss of pension decreased by $37,891 thousand, $37,891 thousand and $49,316 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; noncontrolling interests decreased by $5,482 thousand, $6,654 thousand and $6,653 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Investment income from associates and jointly controlled entities that accounted for using equity method decreased by $1,627 thousand for the three months ended March 31, 2012. Share of the profit of associates and jointly controlled entities that accounted for using equity method increased by $4,389 thousand and share of other comprehensive income of associates and jointly controlled entities accounted for using equity method decreased $17,589 thousand for the year ended December 31, 2012.

11)	Share-based payment transactions

Part of the employee stock options granted by subsidiary was not vested on the transition date. Therefore, the subsidiary should apply IFRS 2, “Share-based Payment” retroactively. Under IFRSs, paid-in capital - employee stock option recognized by subsidiary does not belong to the equity attributable to parent company, instead it should be accounted as noncontrolling interests. As of January 1, 2012, retained earnings decreased by $1,657 thousand and noncontrolling interests increased by $1,657 thousand. As of March 31, 2012, retained earnings decreased by $1,657 thousand, and noncontrolling interests increased by $1,657 thousand. As of December 31, 2012, retained earnings decreased by $229 thousand, noncontrolling interests increased by $1,600 thousand and paid-in capital - equity in additional paid-in capital reported by equity-method investees decreased by $1,371 thousand. For the year ended December 31, 2012, the compensation cost under general and administrative expense decreased by $3,017 thousand.

12)	Subscription of associates/subsidiaries new shares and adjustments of paid-in capital reported related to equity-method investees

When an investee issues new shares and existing shareholders do not subscribe new shares at their respective proportion in share holdings, this would result in changes in the investor’s shareholdings of the equity method investee. According to SFAS No. 5 “Long-term Investments under Equity Method” under ROC GAAP, as there are changes in the net assets value of the equity method investee attributable to the investor, the investor shall reflect such changes by adjusting additional paid-in capital and long-term investments. However, under IFRSs, if the changes do not cause the investor to lose significant influence over associates, the change shall be treated as a deemed disposal with the related gain or loss recognized in earnings. If the changes do not cause the investor to lose control over subsidiaries, the change shall be treated as equity transactions. In addition, the Company complied with the IFRSs FAQs published by the Taiwan Stock Exchange, and reclassified the paid-in capital which did not meet the definitions under IFRSs or the Company Act and Regulations of Ministry of Economic Affairs to retained earnings. The Company reclassified such paid-in capital of $26,830 thousand as of January 1, 2012 to retained earnings. As of March 31, 2012, paid-in capital decreased by $2,042 thousand, retained earnings increased by $1,667 thousand, and long-term investment decreased by $375 thousand. As of December 31, 2012, paid-in capital decreased by $1,505 thousand, retained earnings increased by $1,236 thousand, and long-term investment decreased by $269 thousand. Gain on disposal of financial instruments increased by $1,236 thousand for the year ended December 31, 2012.

13)	Presentation of consolidated balance sheets

a)	Piping fund

As part of the government’s effort to upgrade the existing telecommunications infrastructure project, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. Based on the terms of Construction Funding Agreement, if the Piping Fund project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. In order to conform to the presentation of the financial statements under IFRSs, the fund was reclassified as other noncurrent assets.

b)	Time deposits and negotiable certificate of deposits with maturities of more than three months

Under ROC GAAP, cash and cash equivalents includes time deposits that are cancellable but without any loss of principal. Under IFRSs, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of three months or less from the date of acquisition.

Time deposits and negotiable certificate of deposits with maturities of more than three months held by the Company were $40,982,360 thousand, $41,946,791 thousand and $22,263,840 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. In order to conform to the presentation of the financial statements under IFRSs, such amounts were reclassified from cash to other monetary assets - current.

c)	Deferred expense

The deferred expense, which was classified as other assets under ROC GAAP, was reclassified based on its nature under Taiwan-IFRSs. Deferred expenses relating to decoration construction projects and advertisement signboard, etc. were reclassified as prepaid expenses of nil, nil and $565 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Deferred expenses relating to decoration construction projects and advertisement signboard, etc. were reclassified as property, plant and equipment of $157,529 thousand, $153,770 thousand and $215,646 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Deferred expenses relating to computer software were reclassified as intangible assets of $12,475 thousand, $10,158 thousand and $33,647 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively.

d)	Assets held of disposal

The property, plant and equipment classified as assets expected for arrangement (included in other assets - others) under ROC GAAP, was reclassified based on its nature under Taiwan-IFRSs. Assets held for disposal were reclassified as property, plant and equipment of $21,880 thousand, $21,274 thousand and $1,354 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively.

e)	Reclassification of financial assets carried at cost

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, stocks held by the Company which were not listed in Taiwan Stock Exchange or were not trading in the GreTai Securities Market and the Company did not have significant influence over such investments were classified as financial assets carried at cost. After transition to Taiwan-IFRSs, part of financial assets carried at cost were designated as available-for-sale financial assets. Financial assets carried at cost were reclassified as available-for-sale financial assets of $185,195 thousand, $183,700 thousand and $82,350 thousand as of January 1, March 31, and December 31, 2012, respectively.

14)	Presentation of consolidated statements of comprehensive income

After the transition to IFRSs, the consolidated statement of comprehensive income includes net income and other comprehensive income. Further, certain accounts were reclassified to conform to the presentation of the financial statements under IFRSs.

15)	Summary of material adjustments of cash flow statements

Under ROC GAAP, collection and payment of interest and collection of dividends were classified as operating activity; payment of dividends was classified as financing activity. Further, for cash flow statement prepared using the indirect method, cash payment of interest expense is required for supplemental disclosure. Based on IFRS 7 “Cash Flow Statement”, collection and payment of interest and dividends were disclosed separately with consistency for each period and classified as operating activity, investing activity or financing activity.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2013

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable
		Name	Nature of Relationship (Note 2)

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,720,374 (Note 3)	$324,214	$324,214 (Note 4)	$—	0.09%	$14,881,497 (Note 6)
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,665,887 (Note 7)	1,650,000	1,650,000 (Note 5)	1,650,000 (Note 5)	0.44%	3,665,887 (Note 7)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.
b.	Majority owned subsidiary.
c.	The Company and subsidiary owns over 50% ownership of the investee company.
d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
e.	Guaranteed by the Company according to the construction contract.
f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.

Note 4:	The actual amount used by guaranteed party is $324,214 thousand.

Note 5:	The actual amount used by guaranteed party is $1,650,000 thousand.

Note 6:	The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.

Note 7:	The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,769,469 (Note 10)	28	$6,854,336	Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	3,793,175 (Note 10)	100	3,798,674	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	305,090	1,204,928 (Note 10)	100	1,204,928	Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	26,383	791,211 (Note 10)	100	791,211	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	731,612 (Note 10)	100	703,433	Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	80,100	574,474 (Note 10)	89	650,858	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	616,739 (Note 10)	69	558,445	Note 1
		International Integrated System, Inc.	Associate	Investments accounted for using equity method	22,498	275,649	33	250,295	Note 1
		Viettel-CHT Co., Ltd.	Associate	Investments accounted for using equity method	—	274,394	30	274,394	Note 1
		Huada Digital Corporation	Jointly Controlled Entity	Investments accounted for using equity method	25,000	238,114	50	238,114	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Associate	Investments accounted for using equity method	1,760	(62,315)	40	223,768	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	193,112 (Note 10)	100	193,112	Note 1
		Honghwa Human Resources Co., Ltd.	Subsidiary	Investments accounted for using equity method	18,000	183,258 (Note 10)	100	183,258	Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	1	152,164 (Note 10)	100	152,270	Note 1
		Skysoft Co., Ltd.	Associate	Investments accounted for using equity method	4,438	108,313	30	71,423	Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	7,015	135,258 (Note 10)	56	121,622	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	103,194 (Note 10)	100	115,659	Note 1
		Kingwaytek Technology Co., Ltd.	Associate	Investments accounted for using equity method	2,214	78,088	33	45,009	Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	53,976 (Note 10)	100	53,976	Note 1
		Smartfun Digital Co., Ltd.	Subsidiary	Investments accounted for using equity method	6,500	43,393 (Note 10)	65	43,485	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

		So-net Entertainment Taiwan Co., Ltd.	Associate	Investments accounted for using equity method	9,429		$88,321		30		$45,324		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		25,530 (Note 10)		100		25,530		Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Associate	Investments accounted for using equity method	452		3,449		33		3,449		Note 1
		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040		18,742 (Note 10)		51		19,579		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar (Note 10	) )	100	(US$	— 1 dollar	)	Note 8
		Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927		1,789,530		12		1,702,240		Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	18,000		180,000		17		167,906		Note 2
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—		108,476		4		95,997		Note 2
		Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617		77,018		3		42,253		Note 2
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	5,625		56,250		8		50,231		Note 2
		Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000		31,390		2		36,403		Note 2
		CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000		—		18		—		Note 2
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765		—		10		—		Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200		—		7		385		Note 2

		Beneficiary certificates (mutual fund)
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	1,071		456,118		—		525,770		Note 3
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	770		534,453		—		598,052		Note 3
		Janus Flexible Income Bond Fund	—	Available-for-sale financial assets	989		346,752		—		370,062		Note 3
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	1,404		521,716		—		599,276		Note 3
		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	—	Available-for-sale financial assets	778		297,283		—		309,747		Note 3
		Eastpring Investments - US Corporation Bond Fund	—	Available-for-sale financial assets	859		294,488		—		300,019		Note 3
		Schroder International Selection Fund - Global Corporate Bond	—	Available-for-sale financial assets	769		145,220		—		147,271		Note 3
		JP Morgan Funds - Global Corporate Bond Fund	—	Available-for-sale financial assets	44		145,220		—		149,642		Note 3

		Stocks
		China Airlines Ltd.	—		263,622		3,092,287		5		3,084,379		Note 4

		Bond
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—		203,045		—		203,045		Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—		305,000		—		305,000		Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—		201,414		—		201,414		Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	$151,061	—	$151,061	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	103,173	—	103,173	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	206,472	—	206,472	Note 6
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	207,601	—	207,601	Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	208,522	—	208,522	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	100,704	—	100,704	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	50,375	—	50,375	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	50,002	—	50,002	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	50,377	—	50,377	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	203,947	—	203,947	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	306,961	—	306,961	Note 6
		Taiwan Power Co. 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	150,461	—	150,461	Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	25,099	—	25,099	Note 6
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	201,309	—	201,309	Note 6
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	151,230	—	151,230	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	200,700	—	200,700	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,484	—	100,484	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,231	—	100,231	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,991	—	49,991	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	50,218	—	50,218	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	201,137	—	201,137	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	24,992	—	24,992	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	$100,746	—	$100,746	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,360	—	200,360	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	250,619	—	250,619	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,306	—	200,306	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	40,139	—	40,139	Note 6
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,134	—	100,134	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	349,561	—	349,561	Note 6
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,269	—	100,269	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	100,701	—	100,701	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	150,984	—	150,984	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	49,986	—	49,986	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,216	—	200,216	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	50,124	—	50,124	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	301,205	—	301,205	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	199,869	—	199,869	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	301,231	—	301,231	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	99,978	—	99,978	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	99,978	—	99,978	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,136	—	100,136	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	151,013	—	151,013	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,491	—	100,491	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	175,732	—	175,732	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,368	—	100,368	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	$100,439	—	$100,439	Note 6
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,213	—	100,213	Note 6
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	200,605	—	200,605	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	100,417	—	100,417	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	302,197	—	302,197	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	201,044	—	201,044	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	301,494	—	301,494	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,252	—	100,252	Note 6
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,130	—	100,130	Note 6
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	200,849	—	200,849	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	199,921	—	199,921	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,383	—	300,383	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,961	—	99,961	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,290	—	50,290	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	201,691	—	201,691	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,783	—	299,783	Note 6
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	301,873	—	301,873	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	100,325	—	100,325	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,602	—	299,602	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,789	—	299,789	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,679	—	100,679	Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	100,491	—	100,491	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—		$301,580		—		$301,580	Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	—	Held-to-maturity financial assets	—		200,954		—		200,954	Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—		300,000		—		300,000	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—		149,813		—		149,813	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—		199,721		—		199,721	Note 6
		Chinese Petroleum Corporation 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		199,823		—		199,823	Note 6
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		99,921		—		99,921	Note 6
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		39,968		—		39,968	Note 6
		Taiwan Power Co. 1st Unsecured Corporate Bond-2A Issue in 2012	—	Held-to-maturity financial assets	—		99,917		—		99,917	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		199,850		—		199,850	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		200,291		—		200,291	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		99,925		—		99,925	Note 6
		TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		199,829		—		199,829	Note 6
		TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		199,822		—		199,822	Note 6
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	—	Held-to-maturity financial assets	—		300,000		—		300,000	Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		300,000		—		300,000	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		100,076		—		100,076	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		100,076		—		100,076	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		150,056		—		150,056	Note 6
		Eximbank 19-2nd Unsecured Financial Debentures	—	Held-to-maturity financial assets	—		150,000		—		150,000	Note 6

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Associate	Investments accounted for using equity method	16,824		442,670		40		442,670	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	38,475	(US$	614,716 20,576 (Note 10	) )	100	(US$	615,927 20,617)	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200		12,000		9		12,000	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		$1,639 (Note 10)		100		$1,639	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	(US$	15,742 528 (Note 10	) )	100	(US$	15,742 528)	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374		3,450		10		6,580	Note 2
		21 Vianet Group. Inc.	—	Available-for-sale financial assets	208	(US$	12,354 325)		—	(US$	9,705 325)	Note 4

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500	(RMB	19,380 4,073 (Note 10	) )	100	(RMB	19,380 4,073)	Note 1

7	Spring House Entertainment Tech. Inc.	Stocks
		Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		9,890 (Note 10)		100		9,890	Note 1

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290		2,727,877 (Note 10)		100		1,838,541	Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Associate	Investments accounted for using equity method	18,102	(US$	579,349 19,425)		38	(US$	579,349 19,425)	Note 1

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317		139,115 (Note 10)		51		139,115	Note 1
		Chunghwa Investment Holding Co., Ltd. (CIHC)	Subsidiary	Investments accounted for using equity method	1,432	(US$	18,647 625 (Note 10	) )	100	(US$	18,647 625)	Note 1
		PandaMonium Company Ltd.	Associate	Investments accounted for using equity method	602		—		43		—	Note 1
		CHIEF Telecom Inc.	Associate	Investments accounted for using equity method	2,000		29,468 (Note 10)		4		29,468	Note 1
		Senao International Co., Ltd.	Associate	Investments accounted for using equity method	1,001		48,537 (Note 10)		—		95,596	Note 4
		Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	4,571		73,964		11		78,347	Note 2
		Digimax Inc.	—	Financial assets carried at cost - noncurrent	2,000		10,928		3		10,643	Note 2
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	1,875		18,750		3		16,500	Note 2
		Uni Display Inc.	—	Financial assets carried at cost - noncurrent	2,269		16,578		1		16,578	Note 2
		A2peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990		—		3		—	Note 2
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649		29,371		—		12,890	Note 2
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,800		18,000		8		14,868	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

		Alder Optomechanical Corp.	—	Financial assets carried at cost - noncurrent	666		$23,310		2		$10,057	Note 2
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost - noncurrent	800		2,550		—		3,272	Note 2
		Mediapro Technology Ltd.	—	Financial assets carried at cost - noncurrent	55		8,177		—		5,816	Note 2
		Fashion Guide Co., Ltd.	—	Financial assets carried at cost - noncurrent	200		2,000		2		1,198	Note 2
		PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	325		14,073		2		32,500	Note 4
		Procrystal Technology Co., Ltd.	—	Available-for-sale financial assets - noncurrent	1,350		16,200		2		23,490	Note 7
		Tons Lightology Inc.	—	Available-for-sale financial assets - noncurrent	1,113		66,150		4		44,784	Note 7
		Bond
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	50,000		50,100		—		50,243	Note 9

18	Concord Technology Co., Ltd.	Bond
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(RMB	19,380 4,073 (Note 10	) )	100	(RMB	19,380 4,073)	Note 1

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	(US$	9,493 318 (Note 10	) )	100	(US$	9,493 318)	Note 1
		CHPT Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	600	(JPY	1,926 6,072 (Note 10	) )	100	(JPY	1,926 6,072)	Note 1

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investments accounted for using equity method	37,760	(US$	590,153 19,754 (Note 10	) )	100	(US$	590,153 19,754)	Note 1
		HopeTech Technologies Limited	Associate	Investments accounted for using equity method	5,240	(US$	24,727 828)		45	(US$	24,727 828)	Note 1

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	205,322 6,873 (Note 10	) )	100	(US$	205,322 6,873)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	154,598 5,175 (Note 10	) )	100	(US$	154,598 5,175)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	83,346 2,790 (Note 10	) )	100	(US$	83,346 2,790)	Notes 1 and 11
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	143,944 4,818 (Note 10	) )	100	(US$	143,944 4,818)	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	6,520	$ (HK$	11,610 2,252 (Note 10	) )	100	$ (HK$	11,610 2,252)	Note 1

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Associate	Investments accounted for using equity method	—	(RMB	8,171 1,698)		49	(RMB	8,171 1,698)	Note 1

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks
		Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	1	(RMB	152,270 31,703 (Note 10	) )	100	(RMB	152,270 31,703)	Note 1

29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(RMB	120,253 25,037 (Note 10	) )	100	(RMB	120,253 25,037)	Note 1
		Jiangsu Zhenhua Information Technology Company, LLC	Subsidiary	Investments accounted for using equity method	—	(RMB	23,525 4,898 (Note 10	) )	75	(RMB	23,525 4,898)	Note 1
		Hua-Xiong Information Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(RMB	8,492 1,768 (Note 10	) )	51	(RMB	8,492 1,768)	Note 1

Note 1:	The net asset values of investees were based on audited financial statements.
Note 2:	The net asset values of investees were based on unaudited financial statements.
Note 3:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on March 31, 2013.
Note 4:	Market value was based on the closing price of March 31, 2013.
Note 5:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.
Note 6:	The net asset values of investees were based on amortized cost.
Note 7:	Market value of emerging stock was based on the average trading price on March 31, 2013.
Note 8:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of March 31, 2013.
Note 9:	The market value is determined by the hundred price of transaction market on March 31, 2013.
Note 10:	The amount was eliminated upon consolidation.
Note 11:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance				Acquisition
						Shares (Thousands/ Thousand Units)	Amount (Note 1)			Shares (Thousands/ Thousand Units)	Amount

0	Chunghwa Telecom Co., Ltd.	Stocks
		Honghwa Human Resources Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—		$—		18,000		$180,000

		Beneficiary certificates (mutual fund)
		Janus Flexible Income Bond Fund	Available-for-sale financial assets	—	—	671		230,472		318		116,280
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	—	—	984		347,452		420		174,264
		Eastpring Investments - US Corporation Bond Fund	Available-for-sale financial assets	—	—	433		149,190		426		145,298
		Schroder International Selection Fund - Global Corporate Bond	Available-for-sale financial assets	—	—	—		—		769		145,220
		JP Morgan Funds - Global Corporate Bond Fund	Available-for-sale financial assets	—	—	—		—		44		145,220

		Bonds
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—		600,000 (Note 2)		—		—
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—		700,000 (Note 2)		—		—
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	Held-to-maturity financial assets	—	—	—		300,000 (Note 2)		—		—

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	33,475	(US$	988,597 33,475 (Note 4	) )	5,000	(US$	145,600 5,000)

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	32,760	(US$	966,186 32,760 (Note 4	) )	5,000	(US$	145,600 5,000)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		Honghwa Human Resources Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	$—	$—	$—	18,000		$183,258 (Notes 3 and 4)

		Beneficiary certificates (mutual fund)
		Janus Flexible Income Bond Fund	Available-for-sale financial assets	—	—	—	—	—	—	989		346,752
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	—	—	—	—	—	—	1,404		521,716
		Eastpring Investments - US Corporation Bond Fund	Available-for-sale financial assets	—	—	—	—	—	—	859		294,488
		Schroder International Selection Fund - Global Corporate Bond	Available-for-sale financial assets	—	—	—	—	—	—	769		145,220
		JP Morgan Funds - Global Corporate Bond Fund	Available-for-sale financial assets	—	—	—	—	—	—	44		145,220

		Bonds
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	300,000 (Note 2)	—	—		300,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	350,000 (Note 2)	350,000 (Note 2)	—	—		350,000 (Note 2)
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	300,000 (Note 2)	—	—		—

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	—	38,475	(US$	1,134,197 38,475 (Note 4	) )

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	—	—	—	—	37,760	(US$	1,111,786 37,760 (Note 4	) )

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The ending balance includes equity in earnings or losses of jointly controlled entities accounted for using equity method and exchange differences arising from the translation of the foreign operations adjustments
Note 4:	The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$3,465,440 (Note 4)	10	30-90 days	$—	—	$(1,566,409 (Note 4	) )	(15)

		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	149,402 (Note 4)	—	30 days	—	—	(211,408 (Note 4	) )	(2)
		ST-2 Satellite Ventures Pte. Ltd.	Equity-method investee	Purchase	104,593	—	30 days	—	—	(51,105)		—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,429,587 (Note 4)	31	30-90 days	—	—	1,595,817 (Note 4)		68

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	454,133 (Note 4)	57	30 days	—	—	211,408 (Note 4)		56

Note 1:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.
Note 2:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.
Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 4:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$290,001 (Note 2)	15.10	$—	—	$182,201	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	2,164,678 (Note 2)	9.39	—	—	1,609,723	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	211,408 (Note 2)	4.77	—	—	145,487	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

THREE MONTHS ENDED MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2013
					March 31, 2013	December 31, 2012	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,769,469 (Note 4)
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,793,175 (Note 4)
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,195,518	1,195,518	305,090	100	1,204,928 (Note 4)
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	791,211 (Note 4)
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	731,612 (Note 4)
		Chunghwa Investment Co., Ltd.	Taiwan	Investment	759,709	759,709	80,100	89	574,474 (Note 4)
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	616,739 (Note 4)
		International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	275,649
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	274,394
		Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	238,114
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	(62,315)
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	193,112 (Note 4)
		Honghwa Human Resources Co., Ltd.	Taiwan	Human Resources Service	180,000	—	18,000	100	183,258 (Note 4)
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	215,020	215,020	1	100	152,164 (Note 4)
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	108,313
		Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	7,015	56	135,258 (Note 4)
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	103,194 (Note 4)
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	2,214	33	78,088
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	73,157	73,157	—	100	53,976 (Note 4)
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	43,393 (Note 4)
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	120,008	60,008	9,429	30	88,321
		Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	17,291	17,291	1	100	25,530 (Note 4)

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)		Note

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$545,717	$150,595 (Note 4)		Subsidiary
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	7,846	7,864 (Note 4)		Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	6,896	6,896 (Note 4)		Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	25,268	25,268 (Note 4)		Subsidiary
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	8,916	20,187 (Note 4)		Subsidiary
		Chunghwa Investment Co., Ltd.	Taiwan	Investment	(2,594)	(20,399 (Note 4	) )	Subsidiary
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	38,390	27,267 (Note 4)		Subsidiary
		International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	(8,854)	(1,943)		Associate
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	11,420	3,428		Associate
		Huada Digital Corporation	Taiwan	Providing software service	(6,389)	(3,195)		Jointly Controlled Entity
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	47,954	32,347		Associate
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	4,374	4,374 (Note 4)		Subsidiary
		Honghwa Human Resources Co., Ltd.	Taiwan	Human Resources Service	3,258	3,258 (Note 4)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	(7,870)	(7,854 (Note 4	) )	Subsidiary
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	60,251	18,424		Associate
		Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	19,119	11,064 (Note 4)		Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	2,989	3,553 (Note 4)		Subsidiary
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	3,947	638		Associate
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	(2,685)	(2,685 (Note 4	) )	Subsidiary
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	(1,804)	(1,156 (Note 4	) )	Subsidiary
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	(9,488)	(2,831)		Associate
		Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	1,318	1,318 (Note 4)		Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2013
					March 31, 2013		December 31, 2012		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service		$48,113		$64,500	452	33		$9,449
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system		20,400		20,400	2,040	51		18,742 (Note 4)
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment		—		—	—	100		— (Notes 3 and 4)

1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales		206,190		206,190	16,824	40		442,670
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment.	(US$	1,134,197 38,475)	(US$	988,597 33,475)	38,475	100	(US$	614,716 20,576 (Note 4	) )
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.		2,000		2,000	200	100		1,639 (Note 4)
		Chief International Corp.	Samoa Islands	Investment	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	15,742 528 (Note 4	) )

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	(US$	47,321 1,500)	(US$	47,321 1,500)	1,500	100	(RMB	19,380 4,073 (Note 4	) )
7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service		10,000		1,000	—	100		9,890 (Note 4)

8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate trading and leasing business		2,793,667		2,793,667	83,290	100		2,727,877 (Note 4)

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SGD	409,061 18,102)	(SGD	409,061 18,102)	18,102	38	(US$	579,349 19,425)

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	51		139,115 (Note 4)
		Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	(US$	46,035 1,432)	(US$	46,035 1,432)	1,432	100	(US$	18,647 625 (Note 4	) )
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service		20,000		20,000	2,000	4		29,468 (Note 4)
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products		49,731		49,731	1,001	—		48,537 (Note 4)

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	China	Providing advanced business solutions to telecommunications	(US$	47,321 1,500)	(US$	47,321 1,500)	—	100	(RMB	19,380 4,073 (Note 4	) )

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	(US$	12,504 400)	(US$	12,504 400)	400	100	(US$	9,493 318 (Note 4	) )
		CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	(JPY	2,008 6,000)		— —	600	100	(JPY	1,926 6,072 (Note 4	) )

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note

		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service		$(3,197)			$(1,065)		Associate
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system		(2,934)			1,329 (Note 4)		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment		—			— (Notes 3 and 4)		Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales		76,352			30,701		Associate
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment.	(US$	(92,681 (3,144	) ))	(US$	(93,319 (3,165 (Note 4	) )) )	Subsidiary
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.		(31)			(31 (Note 4	) )	Subsidiary
		Chief International Corp.	Samoa Islands	Investment	(US$	1,110 38)		(US$	1,110 38 (Note 4	) )	Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	(RMB	(237 (50	) ))	(RMB	(237 (50 (Note 4	) )) )	Subsidiary
7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service		(23)			(23 (Note 4	) )	Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate trading and leasing business		12,249			8,189 (Note 4)		Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(US$	59,739 2,026)		(US$	22,713 770)		Associate

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		4,662			2,380 (Note 4)		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	(US$	(734 (25	) ))	(US$	(734 (25 (Note 4	) )) )	Subsidiary
		Panda Monium Company Ltd.	Cayman	The production of animation		—			—		Associate
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service		38,390			1,271 (Note 4)		Associate
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products		545,717			1,372 (Note 4)		Associate

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	China	Providing advanced business solutions to telecommunications	(RMB	(237 (50	) ))	(RMB	(237 (50 (Note 4	) )) )	Subsidiary

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	(US$	(1,297 (44	) ))	(US$	(1,297 (44 (Note 4	) )) )	Subsidiary
		CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	(JPY	23 73)		(JPY	23 73 (Note 4	) )	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2013
					March 31, 2013		December 31, 2012		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	International investment.	$ (US$	1,111,786 37,760)	$ (US$	966,186 32,760)	37,760	100	$ (US$	590,153 19,754 (Note 4	) )
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	(US$	21,177 675)	(US$	21,177 675)	5,240	45	(US$	24,727 828)

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	(HK$	26,035 6,520)	(HK$	26,035 6,520)	6,520	100	(HK$	11,610 2,252 (Note 4	) )

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	China	Customer Services and platform rental activities	(RMB	25,414 5,390)	(RMB	25,414 5,390)	—	49	(RMB	8,171 1,698)

23	Senao International HK Limited	Senao Trading (Fujian) Co., Ltd.	China	Information technology and telecommunication products sales.	(US$	396,713 13,500)	(US$	338,793 11,500)	—	100	(US$	205,322 6,873 (Note 4	) )
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology and telecommunication products sales.	(US$	355,726 12,000)	(US$	297,726 10,000)	—	100	(US$	154,598 5,175 (Note 4	) )
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	(US$	87,540 3,000)	(US$	57,860 2,000)	—	100	(US$	83,346 2,790 (Note 4	) )
		Senao International Trading (Jiangsu) Co., Ltd.	China	Information technology and telecommunication products sales.	(US$	263,736 9,000)	(US$	263,736 9,000)	—	100	(US$	143,944 4,818 (Note 4	) )

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	(RMB	215,019 47,373)	(RMB	215,019 47,373)	1	100	(RMB	152,270 31,703 (Note 4	) )
29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hardware system services, and integration of information system	(RMB	177,176 39,376)	(RMB	177,176 39,376)	—	100	(RMB	120,253 25,037 (Note 4	) )
		Jiangsu Zhenhua Information Technology Company, LLC	China	Intelligent energy conserving and intelligent building services	(RMB	28,912 6,072)	(RMB	28,912 6,072)	—	75	(RMB	23,525 4,898 (Note 4	) )
		Hua-Xiong Information Technology Co., Ltd.	China	Intelligent system and energy saving system services in buildings	(RMB	8,931 1,925)	(RMB	8,931 1,925)	—	51	(RMB	8,492 1,768 (Note 4	) )

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	International investment.	$ (US$	(94,535 (3,207	) ))	$ (US$	(94,535 (3,207 (Note 4	) )) )	Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	(US$	4,137 140)		(US$	1,862 63)		Associate

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	(HK$	(734 (193	) ))	(HK$	(734 (193 (Note 4	) )) )	Subsidiary

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	China	Customer Services and platform rental activities	(RMB	(1,499 (316	) ))	(RMB	(735 (155	) ))	Associate

23	Senao International HK Limited	Senao Trading (Fujian) Co., Ltd.	China	Information technology and telecommunication products sales.	(US$	(43,134 (1,463	) ))	(US$	(43,134 (1,463 (Note 4	) )) )	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology and telecommunication products sales.	(US$	(34,271 (1,162	) ))	(US$	(34,371 (1,162 (Note 4	) )) )	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	(US$	(734 (25	) ))	(US$	(734 (25 (Note 4	) )) )	Subsidiary (Note 5)
		Senao International Trading (Jiangsu) Co., Ltd.	China	Information technology and telecommunication products sales.	(US$	(16,399 (556	) ))	(US$	(16,399 (556 (Note 4	) )) )	Subsidiary

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	(RMB	(7,948 (1,661	) ))	(RMB	(7,948 1,661 (Note 4	) )) )	Subsidiary
29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hardware system services, and integration of information system	(RMB	(6,115 (1,278	) ))	(RMB	(6,115 (1,278 (Note 4	) )) )	Subsidiary
		Jiangsu Zhenhua Information Technology Company, LLC	China	Intelligent energy conserving and intelligent building services	(RMB	(1,904 (398	) ))	(RMB	(1,431 (299 (Note 4	) )) )	Subsidiary
		Hua-Xiong Information Technology Co., Ltd.	China	Intelligent system and energy saving system services in buildings	(RMB	(794 (166	) ))	(RMB	(402 (84 (Note 4	) )) )	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on reviewed financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of March 31, 2013.
Note 4:	The amount was eliminated upon consolidation.
Note 5:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2013	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2013	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)		Carrying Value as of March 31, 2013	Accumulated Inward Remittance of Earnings as of March 31, 2013
					Outflow	Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	Note 1	$47,321	$—	$—	$47,321	100%	$(237 (Note 7	) )	$19,380 (Note 7)	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	Note 1	25,414	—	—	25,414	49%	(735)		8,171	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	396,713	Note 1	338,793	57,920	—	396,713	100%	(43,134 (Note 7	) )	205,322 (Note 7)	—

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	355,726	Note 1	297,726	58,000	—	355,726	100%	(34,271 (Note 7	) )	154,598 (Note 7)	—

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	87,540	Note 1	57,860	29,680	—	87,540	100%	(734 (Note 7	) )	83,346 (Note 7)	—

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	Note 1	263,736	—	—	263,736	100%	(16,399 (Note 7	) )	143,944 (Note 7)	—

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	177,176	—	—	177,176	100%	(6,115 (Note 7	) )	120,253 (Note 7)	—

Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	38,549	Note 1	28,912	—	—	28,912	75%	(1,431 (Note 7	) )	23,525 (Note 7)	—

Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	17,511	Note 1	8,931	—	—	8,931	51%	(402 (Note 7	) )	8,492 (Note 7)	—

(Continued)

Accumulated Investment in Mainland China as of March 31, 2013		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA

$ (US$	47,321 1,500)	$ (US$	47,321 1,500)	$422,060 (Note 3)
(US$	25,414 820)	(US$	79,882 2,500)	518,894 (Note 4)
(US$	1,103,715 37,500)	(US$	1,103,715 37,500)	3,618,812 (Note 5)
(US$	177,176 6,000)	(US$	177,176 6,000)	226,161,513 (Note 6)
(US$	28,912 960)	(US$	141,077 4,800)	226,161,513 (Note 6)
(US$	8,931 306)	(US$	44,653 1,530)	226,161,513 (Note 6)

Note 1:	Investments were through an holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s reviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.
Note 6:	The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.
Note 7:	The amount was eliminated upon consolidation.
Note 8:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2013	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$22,740	—	—
					Accrued custodial receipts	267,261	—	—
					Accounts payable	1,566,409	—	—
					Amounts collected for others	598,283	—	—
					Revenues	69,548	—	—
					Non-operating income and gains	19	—	—
					Operating costs and expenses	3,465,440	—	2
					Property, plant and equipment	36	—	—
					Customer’s deposits	1,181	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	25,959	—	—
					Accounts payable	61,660	—	—
					Amounts collected for others	1,244	—	—
					Revenues	59,664	—	—
					Operating costs and expenses	79,121	—	—
					Customer’s deposits	333	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	86	—	—
					Accounts payable	11	—	—
					Revenues	633	—	—
					Non-operating income and gains	76	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	3,645	—	—
					Accrued custodial payments	7,445	—	—
					Accounts payable	11,071	—	—
					Amounts collected for others	30,548	—	—
					Revenues	6,670	—	—
					Operating costs and expenses	10,713	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	21,577	—	—
					Accrued custodial receipts	3,888	—	—
					Accounts payable	210,778	—	—
					Payables to contractors	630	—	—
					Revenues	1,733	—	—
					Non-operating income and gains	303	—	—
					Operating costs and expenses	149,402	—	—
					Property, plant and equipment	162,238	—	—
					Office supplies	63	—	—
					Work in process	8,854	—	—
					Spare parts	4,465	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Intangible assets	$128,973	—	—
					Other deferred expenses	1,533	—	—
					Customer’s deposits	17,383	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	11,888	—	—
					Accounts payable	74,212	—	—
					Revenues	9,966	—	—
					Operating costs and expenses	75,208	—	—
					Customer’s deposits	14,632	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	38,870	—	—
					Accounts payable	75,187	—	—
					Revenues	32,116	—	—
					Operating costs and expenses	26,657	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	3,817	—	—
					Accounts payable	6,277	—	—
					Amounts collected for others	23,302	—	—
					Revenues	18,495	—	—
					Operating costs and expenses	8,905	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	4,747	—	—
					Accounts payable	6,104	—	—
					Revenues	7,440	—	—
					Operating costs and expenses	16,831	—	—
			Light Era Development Co., Ltd.	a	Accounts payable	313	—	—
					Revenues	670	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	1,623	—	—
					Accounts payable	3,031	—	—
					Revenues	12,477	—	—
					Operating costs and expenses	18,319	—	—
			Chunghwa Investment Co., Ltd.	a	Revenues	584	—	—
			Chunghwa Telecom (China) Co., Ltd.	a	Accounts receivable	436	—	—
					Accounts payable	775	—	—
					Operating costs and expenses	2,406	—	—
			Smartfun Digital Co., Ltd.	a	Accounts receivable	2,946	—	—
					Amounts collected for others	8	—	—
					Revenues	428	—	—
					Non-operating income and gains	71	—	—
					Operating costs and expenses	683	—	—
					Customer’s deposits	20	—	—
			Chunghwa Telecom Vietnam Co., Ltd.	a	Accounts receivable	2,243	—	—
					Accounts payable	1,683	—	—
					Revenues	5	—	—
					Operating costs and expenses	456	—	—
			Chunghwa Sochamp Technology Inc.	a	Accounts receivable	35,238	—	—
					Accounts payable	79,832	—	—
					Revenues	61	—	—
					Work in process	4,154	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Customer’s deposits	$28	—	—
			Chief International Corp	a	Accounts receivable	2,669	—	—
					Accounts payable	5,582	—	—
			Honghwa Human Resources Co., Ltd.	a	Accounts payable	93,576	—	—
					Revenues	51	—	—
					Operating costs and expenses	4,358	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,595,817	—	—
					Other receivables	568,861	—	—
					Prepaid expenses	14	—	—
					Accounts payable	8,600	—	—
					Other payables	281,401	—	—
					Revenues	3,465,467	—	4
					Non-operating income and gains	9	—	—
					Purchase	35,536	—	—
					Operating costs and expenses	34,031	—	—
					Refundable deposits	1,181	—	—
			CHIEF Telecom Inc.	c	Revenues	293	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	163	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	26	—	—
			Spring House Entertainment Inc.	c	Accounts receivable	118	—	—
					Revenues	629	—	—
			Light Era Development Co., Ltd.	c	Revenues	76	—	—
			Chunghwa Telecom (China) Co., Ltd.	c	Operating costs and expenses	411	—	—
			Smartfun Digital Co., Ltd.	c	Revenues	188	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	61,862	—	—
					Prepaid expenses	8	—	—
					Other deferred expenses	1,034	—	—
					Accounts payable	25,510	—	—
					Advances from customers	449	—	—
					Revenues	79,121	—	—
					Operating costs and expenses	59,664	—	—
					Refundable deposits	333	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	293	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	8	—	—
					Revenues	23	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts receivable	1,273	—	—
					Accounts payable	2,898	—	—
					Revenues	1,692	—	—
					Operating costs and expenses	4,671	—	—
			Spring House Entertainment Inc.	c	Revenues	270	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	138	—	—
					Revenues	195	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Accounts payable	401	—	—
					Operating costs and expenses	400	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Yao Yong Real Property Co., Ltd.	c	Accounts receivable	$1,050	—	—
					Operating costs and expenses	21,695	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	211,408	—	—
					Accounts payable	3,999	—	—
					Advances from customers	21,466	—	—
					Deferred revenue	1,395	—	—
					Revenues	454,133	—	—
					Operating costs and expenses	2,036	—	—
					Refundable deposits	17,383	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	163	—	—
			CHIEF Telecom Inc.	c	Accounts payable	8	—	—
					Operating costs and expenses	23	—	—
			Spring House Entertainment Inc.	c	Revenues	411	—	—
			Light Era Development Co., Ltd.	c	Accounts receivable	79	—	—
					Revenues	75	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	11,039	—	—
					Accrued custodial receipts	30,548	—	—
					Prepaid expenses	32	—	—
					Accounts payable	1,576	—	—
					Amounts collected for others	7,445	—	—
					Advances from customers	2,069	—	—
					Revenues	10,713	—	—
					Operating costs and expenses	6,670	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	26	—	—
			Light Era Development Co., Ltd.	c	Revenues	90	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	74,203	—	—
					Prepaid expenses	9	—	—
					Accounts payable	10,197	—	—
					Advances from customers	1,691	—	—
					Revenues	75,208	—	—
					Operating costs and expenses	9,966	—	—
					Refundable deposits	14,632	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	272	—	—
					Revenues	815	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts receivable	4	—	—
					Revenues	4	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	137	—	—
					Revenues	407	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	19,438	—	—
					Prepaid expenses	55,749	—	—
					Accounts payable	10,153	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Advances from customers	$28,717	—	—
					Revenues	26,657	—	—
					Operating costs and expenses	32,116	—	—
			CHIEF Telecom Inc.	c	Accounts payable	138	—	—
					Operating costs and expenses	195	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	272	—	—
				c	Operating costs and expenses	815	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts payable	790	—	—
					Prepaid expenses	23,474	—	—
					Operating costs and expenses	3,289	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	6,277	—	—
					Accrued custodial receipts	23,302	—	—
					Accounts payable	3,817	—	—
					Revenues	8,905	—	—
					Operating costs and expenses	18,495	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	c	Accounts payable	118	—	—
					Operating costs and expenses	629	—	—
			CHIEF Telecom Inc.	c	Operating costs and expenses	270	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	411	—	—
			Smartfun Digital Co., Ltd.	c	Accounts payable	3,000	—	—
					Operating costs and expenses	4,821	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	313	—	—
					Operating costs and expenses	670	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	76	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	79	—	—
					Operating costs and expenses	75	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Operating costs and expenses	90	—	—

	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,986	—	—
					Prepaid expenses	45	—	—
					Accounts payable	1,623	—	—
					Revenues	18,319	—	—
					Operating costs and expenses	12,477	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	2,898	—	—
					Accounts payable	1,273	—	—
					Revenues	4,671	—	—
					Operating costs and expenses	1,692	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	4	—	—
					Operating costs and expenses	4	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	790	—	—
					Advances from customers	23,474	—	—
					Revenues	3,289	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa Telecom Japan Co., Ltd.	c	Accounts receivable	$911	—	—
					Revenues	1,786	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	6,032	—	—
					Prepaid expenses	72	—	—
					Accounts payable	4,006	—	—
					Advances from customers	741	—	—
					Revenues	16,831	—	—
					Operating costs and expenses	7,440	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	401	—	—
					Revenues	400	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts payable	911	—	—
					Operating costs and expenses	1,786	—	—

	14	Chunghwa Investment Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	584	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	11	—	—
					Accounts payable	86	—	—
					Operating costs and expenses	709	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	137	—	—
					Operating costs and expenses	407	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Accounts payable	1,050	—	—
					Revenues	21,695	—	—

	30	Chunghwa Telecom (China) Co., Ltd.	Chunghwa Telecom Co., Ltd.	c	Accounts receivable	775	—	—
					Accounts payable	436	—	—
					Revenues	2,406	—	—
			Senao International Co., Ltd.	c	Revenues	411	—	—

	31	Smartfun Digital Co., Ltd.	Chunghwa Telecom Co., Ltd.	c	Accounts receivable	8	—	—
					Advances from customers	2,946	—	—
					Revenues	683	—	—
					Operating costs and expenses	499	—	—
					Refundable deposits	20	—	—
			Senao International Co., Ltd.	c	Property, plant and equipment	188	—	—
			Spring House Entertainment Inc.	c	Accounts receivable	3,000	—	—
					Revenues	4,821	—	—

	32	Chunghwa Telecom Vietnam Co., Ltd.	Chunghwa Telecom Co., Ltd.	c	Accounts receivable	1,683	—	—
					Accounts payable	2,243	—	—
					Revenues	456	—	—
					Operating costs and expenses	5	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	33	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom Co., Ltd.	c	Accounts receivable	$79,832	—	—
					Advances from customers	35,238	—	—
					Revenues	4,154	—	—
					Operating costs and expenses	61	—	—
					Refundable deposits	28	—	—

	35	Chief International Corp	Chunghwa Telecom Co., Ltd.	c	Accounts receivable	5,582	—	—
					Accounts payable	2,669	—	—

	36	Honghwa Human Resources Co., Ltd.	Chunghwa Telecom Co., Ltd.	c	Accounts receivable	93,559	—	—
					Prepaid expenses	17	—	—
					Revenues	4,358	—	—
					Operating costs and expenses	51	—	—

2012	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	5,684	—	—
					Accounts payable	1,137,849	—	—
					Accrued custodial receipts	296,437	—	—
					Amounts collected for others	355,862	—	—
					Revenues	76,366	—	—
					Operating costs and expenses	2,391,632	—	4
					Property, plant and equipment	8,378	—	—
					Customer’s deposits	1,208	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	32,918	—	—
					Accounts payable	48,044	—	—
					Amounts collected for others	4,239	—	—
					Revenues	61,981	—	—
					Operating costs and expenses	87,043	—	—
					Customer’s deposits	333	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	23	—	—
					Accounts payable	3	—	—
					Revenues	618	—	—
					Non-operating income and gains	68	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	2,788	—	—
					Accounts payable	16,677	—	—
					Amounts collected for others	22,850	—	—
					Accrued custodial payments	14,383	—	—
					Revenues	3,513	—	—
					Operating costs and expenses	27,025	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	1,308	—	—
					Accrued custodial receipts	9,655	—	—
					Accounts payable	325,321	—	—
					Revenues	2,221	—	—
					Non-operating income and gains	26	—	—
					Operating costs and expenses	235,111	—	—
					Property, plant and equipment	243,695	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Work in process	$1,876	—	—
					Spare parts	1,148	—	—
					Intangible assets	35,439	—	—
					Other deferred expenses	1,693	—	—
					Customer’s deposits	14,030	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	19,056	—	—
					Accounts payable	65,671	—	—
					Revenues	19,378	—	—
					Operating costs and expenses	66,108	—	—
					Property, plant and equipment	23,805	—	—
					Customer’s deposits	14,481	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	31,499	—	—
					Accounts payable	81,273	—	—
					Revenues	31,136	—	—
					Operating costs and expenses	31,818	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	685	—	—
					Accounts payable	4,146	—	—
					Amounts collected for others	35,070	—	—
					Revenues	3,231	—	—
					Non-operating income and gains	1	—	—
					Operating costs and expenses	7,271	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	7,094	—	—
					Accounts payable	6,565	—	—
					Revenues	7,697	—	—
					Operating costs and expenses	17,478	—	—
			Light Era Development Co., Ltd.	a	Accounts payable	278	—	—
					Amounts collected for others	1,696	—	—
					Revenues	627	—	—
					Operating costs and expenses	91	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	3,520	—	—
					Accounts payable	4,035	—	—
					Revenues	14,559	—	—
					Operating costs and expenses	9,836	—	—
			Chunghwa Investment Co., Ltd.	a	Revenues	49	—	—
			Chunghwa Telecom (China) Co., Ltd.	a	Accounts payable	852	—	—
					Operating costs and expenses	2,598	—	—
			Smartfun Digital Co., Ltd.	a	Revenues	377	—	—
			Chunghwa Telecom Vietnam Co., Ltd.	a	Accounts payable	151	—	—
					Operating costs and expenses	447	—	—
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	113	—	—
					Revenues	39	—	—
					Operating costs and expenses	250	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,208,541	—	—
					Other receivables	285,156	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Prepaid expenses	$14	—	—
					Accounts payable	302,121	—	—
					Deferred revenue	36,899	—	—
					Revenues	2,363,097	—	4
					Non-operating income and gains	14	—	—
					Purchase	62,486	—	—
					Operating expenses	13,880	—	—
					Refundable deposits	1,208	—	—
			Spring House Entertainment Inc.	c	Revenues	298	—	—
					Accounts receivable	59	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	90	—	—
					Accounts receivable	94	—	—
			Light Era Development Co., Ltd.	c	Revenues	46	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	50,606	—	—
					Prepaid expenses	24	—	—
					Other deferred expenses	1,653	—	—
					Accounts payable	32,469	—	—
					Advances from customers	449	—	—
					Revenues	87,043	—	—
					Operating costs and expenses	61,981	—	—
					Refundable deposits	333	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	23	—	—
					Accounts receivable	8	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts receivable	3,544	—	—
					Accounts payable	1,385	—	—
					Revenues	6,078	—	—
					Operating costs and expenses	2,991	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	70	—	—
					Revenues	200	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Accounts payable	265	—	—
					Operating costs and expenses	476	—	—
			Yao Yong Real Property Co., Ltd.	c	Operating costs and expenses	21,695	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	325,321	—	—
					Accounts payable	10,963	—	—
					Deferred revenue	146,965	—	—
					Revenues	665,927	—	1
					Operating costs and expenses	2,247	—	—
					Refundable deposits	14,030	—	—
			CHIEF Telecom Inc.	c	Operating costs and expenses	23	—	—
					Accounts payable	8	—	—
			Spring House Entertainment Inc.	c	Accounts receivable	123	—	—
					Revenues	349	—	—
			Light Era Development Co., Ltd.	c	Revenues	45	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$29,429	—	—
					Accrued custodial receipts	9,205	—	—
					Prepaid expenses	893	—	—
					Accounts payable	1,528	—	—
					Amounts collected for others	14,383	—	—
					Advances from customers	1,260	—	—
					Revenues	27,025	—	—
					Operating costs and expenses	3,513	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	90	—	—
					Accounts payable	94	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	65,665	—	—
					Prepaid expenses	6	—	—
					Advances from customers	1,402	—	—
					Accounts payable	17,654	—	—
					Revenues	89,913	—	—
					Operating costs and expenses	19,378	—	—
					Refundable deposits	14,481	—	—
			Donghwa Telecom Co., Ltd.	c	Revenues	964	—	—
					Accounts receivable	964	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	136	—	—
					Revenues	102	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	39,216	—	—
					Accounts payable	685	—	—
					Revenues	7,271	—	—
					Operating costs and expenses	3,232	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	298	—	—
					Accounts payable	59	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	123	—	—
					Operating costs and expenses	349	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	22,212	—	—
					Prepaid expenses	59,061	—	—
					Accounts payable	9,224	—	—
					Advances from customers	22,275	—	—
					Revenues	31,818	—	—
					Operating costs and expenses	31,136	—	—
			CHIEF Telecom Inc.	c	Accounts payable	70	—	—
					Operating costs and expenses	200	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	964	—	—
					Operating costs and expenses	964	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$1,696	—	—
					Prepaid expenses	278	—	—
					Operating costs and expenses	627	—	—
					Revenues	91	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	46	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	45	—	—

	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	4,035	—	—
					Accounts payable	3,520	—	—
					Revenues	9,836	—	—
					Operating costs and expenses	14,559	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	1,385	—	—
					Accounts payable	3,544	—	—
					Revenues	2,991	—	—
					Operating costs and expenses	6,078	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	6,565	—	—
					Accounts payable	6,209	—	—
					Advances from customers	885	—	—
					Revenues	17,478	—	—
					Operating costs and expenses	7,697	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	265	—	—
					Revenues	476	—	—

	14	Chunghwa Investment Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	49	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3	—	—
					Accounts payable	23	—	—
					Operating costs and expenses	686	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	136	—	—
					Operating costs and expenses	102	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	21,695	—	—

	30	Chunghwa Telecom (China) Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	852	—	—
					Revenues	2,598	—	—

	31	Smartfun Digital Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	377	—	—

	32	Chunghwa Telecom Vietnam Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	151	—	—
					Revenues	447	—	—

	33	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	39	—	—
					Accounts receivable	113	—	—
					Revenues	250	—	—

(Continued)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms were determined in accordance with mutual agreements.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2012, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the year ended December 31, 2012.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)